UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2025
_____________________________________________
Commission File Number: 001-34476
BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)
Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

INDEX	Pag

Report on review of consolidated condensed interim financial statements

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the accompanying consolidated condensed interim balance sheet of the Banco Santander (Brasil) S.A. (the "Bank") and its subsidiaries, at September 30, 2025 and the related consolidated condensed statements of income and comprehensive income for the quarter and nine-month periods then ended, and the consolidated condensed statements of changes in equity and cash flows for the nine-month period then ended, and notes, comprising material accounting policies and other explanatory information.

Management is responsible for the preparation and presentation of the consolidated condensed interim financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB).

Other matters - Statement of value added

The condensed interim financial statements referred to above include the consolidated condensed statement of value added for the nine-month period ended September 30, 2025. This statement is the responsibility of the Banks's management and presented as supplementary information. This statement was subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether it is reconciled with the condensed interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this condensed statement of value added has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated condensed interim financial statements taken as a whole.

São Paulo, October 29, 2025

Consolidated Condensed Balance Sheet

ASSETS	Note	09/30/2025	12/31/2024

Cash		21,583,905	37,084,254

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	275,374,969	231,001,886
Debt instruments		93,998,373	107,585,055
Equity instruments		2,769,507	2,968,823
Derivatives	18	60,505,871	40,175,818
Loans and advances to customers		6,107,140	4,911,803
Balances with the Brazilian Central Bank		111,994,078	75,360,387

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	68,399,692	92,078,540
Debt instruments		68,307,369	92,058,907
Equity instruments		92,323	19,633

Financial Assets Measured At Amortized Cost	3.a	782,277,318	768,324,784
Loans and amounts due from credit institutions		27,415,679	30,177,627
Loans and advances to customers		540,584,729	561,178,111
Debt instruments		121,194,577	84,529,222
Reserves at the Central Bank of Brazil		93,082,333	92,439,824

Derivatives Used as Hedge Accounting	18	77,712	30,481

Non-Current Assets Held For Sale	4	1,408,641	1,042,273

Investments in Associates and Joint Ventures	5.a	3,639,993	3,640,176

Tax Assets		64,089,817	59,790,262
Current		14,585,425	11,566,385
Deferred		49,504,392	48,223,877

Other Assets		8,301,267	6,955,457

Tangible Assets	6.a	5,255,392	6,021,900

Intangible Assets		32,961,518	32,826,797
Goodwill	7	27,844,674	27,892,878
Other intangible assets	8	5,116,844	4,933,919

Total Assets		1,263,370,224	1,238,796,810
The accompanying notes from Management are an integral part of the Consolidated Condensed Interim Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	Note	09/30/2025	12/31/2024

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	106,898,813	82,722,610
Trading derivatives	18	53,155,343	39,280,448
Short positions		49,913,236	39,396,666
Marketable debt securities		3,830,234	4,045,496

Financial Liabilities Measured at Amortized Cost	9.a	994,036,755	1,001,581,240
Deposits from Brazilian Central Bank and deposits from credit institutions		146,777,425	158,565,482
Customer deposits		602,729,193	605,068,163
Marketable debt securities		148,381,790	135,632,632
Debt instruments eligible to compose capital		24,730,670	23,137,784
Other financial liabilities		71,417,677	79,177,179

Derivatives Used as Hedge Accounting	18	113,947	129,826

Provisions	10.a	12,407,105	10,976,930
Provisions for pension funds and similar obligations		1,319,910	1,364,437
Provisions for judicial and administrative proceedings, commitments and other provisions		11,087,195	9,612,493

Tax Liabilities		9,897,543	10,175,193
Current		5,110,944	4,485,753
Deferred		4,786,599	5,689,440

Other Liabilities		14,866,803	13,383,879

Total Liabilities		1,138,220,966	1,118,969,678

Stockholders' Equity		128,915,019	126,199,224
Share Capital	11.a	65,000,000	65,000,000
Reserves	11.c	558,774	630,011
Treasury shares	11.d	(721,547)	(884,707)
Profit Reserve	11.c	64,077,792	61,453,920

Other Comprehensive Income		(5,062,947)	(6,707,539)

Stockholders' Equity Attributable to the Parent		123,852,072	119,491,685

Non - Controlling Interests		1,297,186	335,447

Total Stockholders' Equity		125,149,258	119,827,132
Total Liabilities and Stockholders' Equity		1,263,370,224	1,238,796,810
The accompanying notes from Management are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated Condensed Statements of Income

	Notes	07/01 to	07/01 to	01/01 to	01/01 to
		09/30/2025	09/30/2024	09/30/2025	09/30/2024

Interest and similar income		40,505,744	35,201,643	119,901,576	100,569,450
Interest expense and similar charges		(26,404,149)	(21,207,011)	(76,039,394)	(59,320,199)
Net Interest Income		14,101,595	13,994,632	43,862,182	41,249,251
Income from equity instruments		19,402	24,018	65,790	62,232
Income from companies accounted by the equity method	5.a	121,230	86,802	322,653	214,346
Fee and commission income		6,554,329	6,222,075	18,745,787	17,813,964
Fee and commission expense		(2,089,543)	(1,763,114)	(5,875,086)	(5,105,972)
Gains (losses) on financial assets and liabilities (net)		5,215,516	1,401,492	9,002,929	354,210
Financial assets measured at fair value through profit or loss		2,075,504	1,561,697	7,138,887	1,664,283
Financial instruments not measured at fair value through profit or loss		4,989	(158,889)	(86,611)	(1,010,621)
Other		3,135,023	(1,316)	1,950,653	(299,452)
Exchange differences (net)		(5,121,446)	(872,511)	(8,858,277)	821,494
Other operating expense		(92,834)	(194,708)	(401,493)	(488,023)
Total Income		18,708,249	18,898,686	56,864,485	54,921,502
Administrative expenses		(5,198,352)	(5,076,509)	(15,676,888)	(15,076,478)
Personnel expenses	13.a	(2,883,930)	(2,873,002)	(8,832,079)	(8,660,633)
Other administrative expenses	13.b	(2,314,422)	(2,203,507)	(6,844,809)	(6,415,845)
Depreciation and amortization		(651,741)	(689,003)	(1,976,394)	(2,039,507)
Tangible assets	6.a	(262,785)	(390,618)	(839,869)	(1,217,807)
Intangible assets	8	(388,956)	(298,385)	(1,136,525)	(821,700)
Provisions (net)		(1,277,536)	(1,167,669)	(3,559,417)	(3,591,690)
Impairment losses on financial assets (net)		(6,520,391)	(6,518,731)	(23,908,549)	(20,829,726)
Financial instruments measured at amortized cost	3.b.2	(6,520,391)	(6,518,731)	(23,908,549)	(20,829,726)
Impairment losses on other assets (net)		(77,247)	(116,203)	(255,209)	(190,683)
Other intangible assets		-	(3,514)	(18,233)	(3,514)
Other assets		(77,247)	(112,689)	(236,976)	(187,169)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		78,447	30,954	118,711	1,826,139
Gains (losses) on non-current assets held for sale not classified as discontinued operations		23,045	22,827	82,531	53,186
Operating Income Before Tax		5,084,474	5,384,352	11,689,270	15,072,743
Income taxes	12	(1,202,064)	(1,734,808)	(2,667,344)	(4,728,843)
Net Profit for the Period		3,882,410	3,649,544	9,021,926	10,343,900
Profit attributable to the Parent		3,828,204	3,637,202	8,865,071	10,306,727
Profit attributable to non-controlling interests		54,206	12,342	156,855	37,173
The accompanying notes from Management are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated Condensed Statements of Comprehensive Income

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit for the Period	3,882,410	3,649,544	9,021,926	10,343,900

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(272,926)	(4,532)	772,637	(1,043,540)

Financial assets measured at fair value through other comprehensive income	(286,510)	(116,925)	1,108,624	(1,021,606)
Financial assets measured at fair value through other comprehensive income	(502,840)	(327,636)	2,269,599	(1,861,355)
Taxes	216,330	210,711	(1,160,975)	839,749

Cash flow hedges	13,584	112,393	(335,975)	(21,934)
Valuation adjustments	25,902	214,316	(640,653)	(41,825)
Taxes	(12,318)	(101,923)	304,678	19,891

Other Comprehensive Income that won't be reclassified for Net income:	(32,114)	(1,366,840)	871,943	(1,461,061)

Defined benefits plan	(1,206)	(1,342,281)	893,123	(1,171,156)
Defined benefits plan	(1,206)	(2,440,511)	1,665,767	(2,129,414)
Taxes	-	1,098,230	(772,644)	958,258

Others	(30,908)	(24,559)	(21,180)	(289,905)
IFRS 17 adjustments	(51,514)	1,249	(35,300)	(45,027)
Goodwill in acquisitions of subsidiaries	-	17,798	-	(256,936)
Others	-	(43,107)	-	(35,505)
Taxes	20,606	(499)	14,120	47,563

Total Comprehensive Income	3,577,370	2,278,172	10,666,506	7,839,299

Attributable to the parent	3,523,164	2,265,830	10,509,651	7,802,126
Attributable to non-controlling interests	54,206	12,342	156,855	37,173
Total	3,577,370	2,278,172	10,666,506	7,839,299
The accompanying notes from Management are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated Condensed Statements of Changes in Stockholders' Equity

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Other Asset Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity

Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	—	(217,571)	(3,515,753)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354
Total comprehensive income		-	-	-	-	10,306,727	(1,021,606)	(1,171,156)	-	2,536	(292,441)	(21,934)	7,802,126	37,173	7,839,299
Net profit attributable to the Parent Company		-	-	-	-	10,306,727	-	-	-	-	-	-	10,306,727	37,173	10,343,900
Other comprehensive income		-	-	-	-	—	(1,021,606)	(1,171,156)	-	2,536	(292,441)	(21,934)	(2,504,601)	-	(2,504,601)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	—	(1,021,606)	-	-	-	-	-	(1,021,606)	-	(1,021,606)
Employee Benefits Plan (1)	18.b.2	-	-	-	-	—	-	(1,171,156)	-	-	-	-	(1,171,156)	-	(1,171,156)
Adjustments IFRS 17		-	-	-	-	—	-	-	-	2,536	-	-	2,536	-	2,536
Gain and loss - Cash flow and investment hedge		-	-	-	-	—	-	-	-	-	-	(21,934)	(21,934)	-	(21,934)
Other Asset Valuation Adjustments – goodwill on acquisitions of subsidiaries		-	-	-	-	—	-	-	-	-	(256,936)	-	(256,936)	-	(256,936)
Other equity valuation adjustments – others		-	-	-	-	—	-	-	-	-	(35,505)	-	(35,505)	-	(35,505)
Dividends and Interest on Equity	11.b	-	-	-	-	(4,500,000)	-	-	-	-	-	-	(4,500,000)	-	(4,500,000)
Share-based compensation	11.d	-	(44,207)	-	-	—	-	-	-	-	-	-	(44,207)	-	(44,207)
Treasury shares	11.d	-	-	-	233,421	—	-	-	-	-	-	-	233,421	-	233,421
Prescribed Dividends		-	-	40,453	-	—	-	-	-	-	-	-	40,453	-	40,453
Unrealized profit		-	-	19,213	-	59,755	-	-	-	-	-	-	78,968	-	78,968
Capital Increase		10,000,000	-	(10,000,000)	-	—	-	-	-	-	-	-	-	-	-
Others		-	-	67,911	-	-	-	-	-	-	-	-	67,911	(109,389)	(41,478)
Sale / Incorporation / Acquisition		-	-	-	-	—	-	-	-	-	-	-	-	(101,414)	(101,414)
Other		-	-	67,911	-	—	-	-	-	-	-	-	67,911	(7,975)	59,936
Destinations:
Legal reserve		-	-	-	-	—	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	5,866,482	-	(5,866,482)	-	-	-	-	-	-	-	-	-
Balances on September 30, 2024		65,000,000	563,470	59,914,384	(873,362)	-	(1,239,177)	(4,686,909)	859,370	(25,395)	(292,441)	(1,088,264)	118,131,676	331,134	118,462,810
Changes in the Period		10,000,000	(44,207)	(4,005,941)	233,421	-	(1,021,606)	(1,171,156)	-	2,536	(292,441)	(21,934)	3,678,672	(72,216)	3,606,456
(1) Includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 10, item b.2. Management's explanatory notes are an integral part of the financial statements.

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Persion Contracts IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	-	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
Total comprehensive income		-	-	-	-	7,678,442	1,108,624	893,123	-	(21,180)	-	(335,975)	9,323,034	156,855	9,479,889
Net profit attributable to the Parent Company		-	-	-	-	8,865,071	-	-	-	-	-	-	8,865,071	156,855	9,021,926
Other comprehensive income		-	-	-	-	(1,186,629)	1,108,624	893,123	-	(21,180)	-	(335,975)	457,963	-	457,963
Financial assets measured at fair value through other comprehensive income (1)		-	-	-	-	-	1,108,624	-	-	-	-	-	1,108,624	-	1,108,624
Employee Benefits Plan (2)		-	-	-	-	(1,186,629)	-	893,123	-	-	-	-	(293,506)	-	(293,506)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	(21,180)	-	-	(21,180)	-	(21,180)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(335,975)	(335,975)	-	(335,975)
Dividends and interest on capital	11.b	-	-	-	-	(5,000,000)	-	-	-	-	-	-	(5,000,000)	-	(5,000,000)
Share-based compensation	11.d	-	(71,237)	-	-	-	-	-	-	-	-	-	(71,237)	-	(71,237)
Treasury shares	11.d	-	-	-	163,160	-	-	-	-	-	-	-	163,160	-	163,160
Prescribed dividends		-	-	33,699	-	-	-	-	-	-	-	-	33,699	-	33,699
Others		-	-	(88,269)	-	-	-	-	-	-	-	-	(88,269)	804,884	716,615
Sale / Incorporation / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	687,787	687,787
Others		-	-	(88,269)	-	-	-	-	-	-	-	-	(88,269)	117,097	28,828
Destinations:
Dividend equalization reserve		-	-	2,678,442	-	(2,678,442)	-	-	-	-	-	-	-	-	-
Balances on September 30, 2025		65,000,000	558,774	64,077,792	(721,547)	-	(1,292,665)	(3,105,691)	859,370	(32,471)	(275,465)	(1,216,025)	123,852,072	1,297,186	125,149,258
Changes in the Period		-	(71,237)	2,623,872	163,160	-	1,108,624	893,123	-	(21,180)	-	(335,975)	4,360,387	961,739	5,322,126
(1) Includes the effects of the classification relating to the change in the business model (Note 1.C4)
(2) Permanent losses associated with Benefit Plans were transferred to Retained Earnings and Losses.
The accompanying notes from Management are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to	01/01 to
		09/30/2025	09/30/2024
1. Cash Flows from Operating Activities
Net Income for the Period		9,021,926	10,343,900
Adjustments to Profit		18,033,375	(3,158,233)
Depreciation of Tangible Assets	6.a	839,869	1,217,807
Amortization of Intangible Assets		1,136,525	821,700
Impairment Losses on Other Assets (Net)		255,209	187,169
Provisions (Net)		3,559,417	3,591,690
Losses on Financial Assets (Net)		23,908,549	20,829,726
Net Gains (losses) on Disposal of Tangible Assets, Investments and Non-Current Assets Held for Sale		(201,242)	(1,879,512)
Income from Companies Accounted by the Equity Method	5.b	(322,653)	(214,346)
Deferred Taxes		(3,779,893)	(893,613)
Monetary Adjustment of Escrow Deposits		(553,205)	(518,531)
Recoverable Taxes		(380,057)	(221,783)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(382)	405
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(6,419,681)	(26,458,376)
Other		(9,081)	379,431
Net (Increase) Decrease in Operating Assets		(23,462,198)	(112,763,468)
Financial Assets Measured At Fair Value Through Profit Or Loss		(44,088,594)	(51,510,992)
Financial Assets Measured at Fair Value through Other Comprehensive Income		24,437,597	(23,315,235)
Financial Assets Measured At Amortized Cost		1,604,462	(35,640,982)
Other Assets		(5,415,663)	(2,296,259)
Net Increase (Decrease) in Operating Liabilities		26,359,786	130,903,689
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		24,176,203	18,913,070
Financial Liabilities at Amortized Cost		(3,252,550)	104,056,675
Other Liabilities		5,436,133	7,933,944
Tax Paid	12	(5,125,816)	(4,226,988)
Total Net Cash Flows from Operating Activities (1)		24,827,073	21,098,900
2. Cash Flows from Investing Activities
Investments		(2,558,365)	(2,502,622)
Increase in Subsidiaries		(7,500)	(119,020)
Tangible Assets		(757,127)	(572,112)
Intangible Assets		(1,385,519)	(1,318,957)
Non-Current Assets Held for Sale		(408,219)	(492,533)
Disposal		843,981	916,823
Tangible Assets		679,666	292,154
Intangible Assets		113,383	195,996
Non-Current Assets Held For Sale		50,932	428,673
Dividends and Interest on Capital Received		4,595,115	432,857
Total Net Cash Flows from Investing Activities (2)		2,880,731	(1,152,942)
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	11.d	163,160	233,421
Issuance of Equity-Eligible Debt Instruments		-	7,600,200
Issuance of Other Long-term Liabilities		62,905,817	7,999,657
Dividends and Interest on Capital Paid		(7,621,812)	(4,149,980)
Payments of Other Long-term Liabilities		(59,567,003)	(9,600,046)
Interest Payments of Equity-Eligible Debt Instruments		(1,070,620)	(116,350)
Net Increase/Decrease in Non-Controlling Interests		687,787	(101,414)
Total Net Cash Flows from Financing Activities (3)		(4,502,671)	1,865,488
Exchange variation on Cash and Cash Equivalents (4)		382	(405)
Net Increase in Cash and Cash Equivalents (1+2+3+4)		23,205,515	21,811,041
Cash and Cash Equivalents at the Beginning of the Period		67,200,905	89,417,760
Cash and Cash Equivalents at the End of the Period		90,406,420	111,228,801
The accompanying notes from Management are an integral part of the Consolidated Condensed Interim Financial Statements.

1.Operating context, presentation of consolidated condensed financial statements and other information

a)Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), controlled directly and indirectly by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

The Board of Directors has authorized the issuance of the consolidated condensed interim financial statements for the period ended September 30, 2025, at the meeting held on October 28, 2025.

The aforementioned Financial Statements were subject to a recommendation for approval issued by Banco Santander's Audit Committee and an unqualified report by the Independent Auditors.

b)Presentation of Consolidated Condensed Interim Financial Statements (prepared in accordance with IAS 34)
The Consolidated Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) (currently referred to by the IFRS® Foundation as “IFRS® accounting standards”) and the interpretations issued by the IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically related to the Financial Statements of Banco Santander, and only in relation to these, is being disclosed and corresponds to the information used by Banco Santander in its management. There is no change in applicable practices and policies between the consolidated condensed interim financial statements and the complete financial statements.
c)Other Information
c.1)Adoption of new standards and interpretations
    · Amendment to IAS 21 – Effects of Changes in Exchange Rates and Translation of Financial Statements: If a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, a lack of convertibility may arise when a government imposes exchange controls that prohibit the exchange of a currency or limit the volume of transactions in a foreign currency. The amendment to IAS 21 clarifies how entities should assess whether a currency is easily convertible and how they should determine a spot exchange rate for a currency that is difficult to convert, as well as requiring disclosure of information that allows users of financial statements to understand the impacts of a currency that is not convertible. These amendments are effective from January 1, 2025. Santander did not identify any material impacts.
c.2)New standards and interpretations in force in future years
· Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments: The requirements for applying IFRS 9 are amended to include contracts to purchase and receive electricity, in addition to allowing the use of these contracts in hedge accounting. It also includes disclosure requirements on these contracts in IFRS 7. In addition, it clarifies that a financial liability is derecognized on the "settlement date" and introduces an accounting policy election to derecognize financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG-linked characteristics through additional guidance on the assessment of contingent characteristics. Additional disclosures are introduced for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Santander is assessing the impacts of this change.
· Annual Improvements to IFRS Accounting Standards - Volume 11: They include clarifications, simplifications, corrections and amendments designed to improve the consistency of several IFRS Accounting Standards. The amended standards are: IFRS 1 - First-time adoption of International Financial Reporting Standards; IFRS 7 - Financial Instruments: Disclosures and accompanying guidance on the implementation of IFRS 7; IFRS 9 - Financial Instruments; IFRS 10 - Consolidated Financial Statements; and IAS 7 - Statement of Cash Flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted.

· IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investing and financing) in the income statement structure. It also requires companies to disclose explanations of management-defined performance measures related to the income statement.

These changes are effective for fiscal years beginning January 1, 2027. Santander is evaluating the impacts of this change.
· IFRS 19 – Non-publicly-accountable subsidiaries: Disclosures:that allows a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. IFRS 19 is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. The new standard is effective for reporting periods beginning on or after January 1, 2027, with earlier application permitted. Santander is evaluating the impacts of this change
c.3)Estimates used
The consolidated results and the calculation of consolidated equity are impacted by accounting policies, assumptions, estimates and measurement methods used by the Bank's management in preparing the financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in accordance with IFRSs, are management's best estimate in accordance with the applicable standard.
In the consolidated financial statements, estimates are made by the Management of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and disclosures in the explanatory notes.
c.3.1)Critical estimates
The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and on the disclosures in the explanatory notes are described below:
i. Assessment of the fair value of certain financial instruments
Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.
Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Note 18.c of the Consolidated Condensed Interim Financial Statements as of September 30, 2025, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.
ii. Provisions for losses on credits due to impairment
The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the loss due to impairment of loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generating capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, experience in the sector, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical experience of impairment and other circumstances known at the time of the assessment.
To measure the loss due to impairment of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical experience of impairment and other circumstances known at the time of the assessment.
iii. Provisions for pension funds
Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the lines Interest and similar expenses and Provisions (liquids).

The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.
iv. Obligations, contingent assets and liabilities
Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors. internal and external.
v. Goodwill
The recorded goodwill is subject to the recoverability test, at least once a year or in a shorter period, in the case of any indication of a reduction in the recoverable value of the asset.
The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a minimum period of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rates and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) client behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and changing any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there is evidence of a reduction in its recovery value, which is reviewed and approved by Management.
vi. Expectation of realization of IR and CS tax credits
Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accumulated tax loss credits and the negative basis of CSLL. These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be used.
Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to allow them to be used. The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, with the appropriate adjustments being made based on the findings of the analyses performed. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and a technical study.

c.4) Change of business Strategy

In the first quarter of 2025, Banco Santander changed the way it manages part of its portfolio of pre-and post-fixed government securities, financial instruments that are part of its portfolio called ALCO (assets and liability management). The new strategy is based on a long-term investment profile, aiming to ensure greater financial stability, avoiding volatility in the Bank's equity (including for prudential purposes). In accordance with this strategy, Banco Santander has the intention and capacity to hold these securities until their respective maturities.

Management adopted the Amortized Cost (AC) accounting classification for part of the ALCO portfolio, which better reflects the objective of the business model strategy, see note 3.a.

2.Basis for consolidation

Below are highlighted the direct and indirect subsidiaries and investment funds included in the Consolidated Condensed Financial Statements of Banco Santander. Similar information on the companies accounted for by the equity method by the Bank is provided in Note 5.

		Quantity of Shares or Quotas Owned (in Thousands)		Direct Participation	09/30/2025
Investments	Activity	Common Shares and Quotas	Preferred Shares		Consolidated Participation
Controlled by Banco Santander
Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name for c)	Financial	50,159	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A.	Collection Management and Credit Recovery	486,010	-	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection and Recover of Credit Management	257,306	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Consortium	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	100.00%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
Pulse Client Expert Ltda. (nova denominação social da SX Negócios)	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services	192,000	-	100.00%	100.00%
Controlled by Santander Sociedade de Crédito, Financiamento e Investimento S.A. (New name for Aymoré Crédito, Financiamento e Investimento S.A.)
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	—%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	500,411	-	100.00%	100.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	461	-	100.00%	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Corretora de Seguros, Investimentos e Serviços S.A.
América Gestão de Serviços em Energia S.A	Energy	653		70.00%	70.00%
Fit Economia de Energia S.A.	Energy Trading	10,400	-	65.00%	65.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	21,559	-	59.64%	59.64%
Toro Investimentos S.A.	Investments	44,101	-	13.23%	13.23%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,362	-	86.77%	86.77%
Jointly Controlled Companies by Sancap Investimentos e Participações S.A.
Santander Auto S.A.	Technology	22,452	-	50.00%	50.00%
Controlled by Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	100.00%	100.00%

Consolidated Investment Funds

•Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•Santander SBAC II Renda Fixa Curto Prazo;
•Santander Paraty QIF PLC (Santander Paraty) (3);
•Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);
•Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (2);
•Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);
•Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (4);
•Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•Fundo de Investimentos em Direitos Creditórios – Getnet ;
•Agro Flex Fundo de Investimento Direitos Creditórios (4);
•San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•D365 – Fundo De Investimento em Direitos Creditórios (4);
•Fundo de Investimento em Direitos Creditórios Tellus (4);
•Fundo de Investimento em Direitos Creditórios Precato IV (4);
•Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•Ararinha Fundo de Investimento em Renda Fixa Longo Prazo;
•Hyundai Fundo de Investimento em Direitos Creditórios;
•Santander Renda Fixa Curto Prazo Fundo de Investimento;
•Santander Módulo MX III Renda Fixa Referenciado DI CIC FIF RESP Limitada;
•Santander Módulo SINQIA Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•Santander Módulo SINQIA II Renda Fixa Referenciado DI - CIC FIF RESP Limitada; and
•Santander Módulo SINQIA III Renda Fixa Referenciado DI - CCI FIF.

(1) Renault montadora (an entity not belonging to the Santander Conglomerate) sells its invoices to the Fund. This Fund exclusively purchases invoices from Renault montadora. In turn, Banco RCI Brasil S.A. holds 100% of its shares.
(2)    Banco Santander was listed as a creditor in certain overdue credit transactions that had real estate as collateral. The operation to recover these credits consisted of contributing the real estate as collateral to the capital of the Real Estate Investment Fund and subsequently transferring the Fund's shares to Banco Santander, through payment in kind for the aforementioned credit transactions.
(3)    Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and its exclusive fund Santander FI Hedge Strategies, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records originate from the financial position of Santander FI Hedge Strategies.
(4) Fund controlled by Return Capital Gestão de Ativos e Participações S.A

Corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the Santander Conglomerate's business plan.

In addition, the entity Vert-11 Companhia Securitizadora de Créditos Financeiros was consolidated, as Banco Santander has full control over its assets.

a)Sale of its entire equity interest in Galgo Sistemas de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and other shareholders signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire total and voting share capital of Galgo Sistemas de Informações S.A. to RTM – Rede de Telecomunicações para o Mercado Ltda. (“Transaction”). On May 7, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. ceased to hold any shareholding in Galgo Sistemas de Informações S.A.

b)Sale of the entire equity interest held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. (“SHI”) and Banco Santander (Brasil) S.A. signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire share capital of Summer Empreendimentos Ltda. with RFM-E Ltda. (“Transaction”). On September 29, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. and SHI ceased to hold any equity interest in Summer Empreendimentos Ltda.

c)Merger of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, the full merger of Return Capital S.A. (“Return Capital”) by Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Return Participações”) took place. The merger resulted in an increase in the share capital of Return Participações, in the amount of R$8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two centavos), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the incorporation, Return Capital was extinguished by operation of law, and was succeeded by Return Participações in all its rights and obligations.

d)Incorporation of Mobills Labs Soluções Em Tecnologia Ltda. by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Labs did not imply an increase in the share capital of Toro Investimentos, since all of the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in the investment account by equivalence.

e)Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct parent company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Apê11 did not imply an increase in SHI’s share capital, since all of Apê11’s shares were held by SHI and, therefore, were already reflected in its equity investment account.

f)Joint Venture between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, after the completion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a Joint Venture with the Pluxee Group (previously called Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with the Pluxee Group in Brazil and (ii) the company's ability to explore Santander's customer base to offer its products and services (i.e. the capillarity of Santander's branch).

To form the Joint Venture, Banco Santander contributed the equivalent of R$2,044 million, attributed to: (i) its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A.”); (ii) a portion of cash resources; (iii) the exclusivity agreement for the exploration of its customer base.

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the investment vehicle of the Joint Venture.
g)Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Corretora did not imply an increase in Toro Asset's share capital, since all of the shares issued by Mobills Corretra were held by Toro Asset and, therefore, already reflected in the investment account by equivalence.

h)Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Gira”) to acquire the 20% of Gira’s share capital held by the minority shareholders (“Transaction”). As a result of the Transaction, Banco Santander (Brasil) S.A. indirectly held 100% of Gira’s share capital.

i)Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia (“Transaction”). The completion of the Transaction was subject to the fulfillment of certain usual suspensive conditions in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the completion of the Transaction, Santander Corretora came to hold 70% of the share capital of América Energia.

j)Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

k)Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after fulfilling the conditions precedent, Banco Santander concluded the transaction to acquire all the shares of Toro Participações, so that it indirectly held 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the incorporation of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

3.Financial assets

a)Classification by nature and category

The classification by nature and category for the purposes of evaluating the Bank's assets, except balances related to “Cash and cash equivalents” and “Derivatives used as Hedge”, on September 30, 2025 and December 31, 2024 is shown below:

				09/30/2025
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances with the Brazilian Central Bank	111,994,078	—	93,082,333	205,076,411
Loans and other amounts with credit institutions, net	—	—	27,415,679	27,415,679
Of which:
Loans and other amounts with credit institutions, gross	—	—	27,416,513	27,416,513
Impairment losses (note 3-b.2)	—	—	(834)	(834)
Loans and advances to customers, net	6,107,140	—	540,584,729	546,691,869
Of which:
Loans and advances to customers, gross (1)	6,107,140	—	577,328,182	583,435,322
Impairment losses (note 3-b.2)	—	—	(36,743,453)	(36,743,453)
Debt instruments, net	93,998,373	68,307,369	121,194,577	283,500,319
Of which:
Debt instruments, gross (2)	93,998,373	68,307,369	123,971,530	286,277,272
Impairment losses (note 3-b.2)	—	—	(2,776,953)	(2,776,953)
Equity instruments	2,769,507	92,323	—	2,861,830
Trading derivatives	60,505,871	—	—	60,505,871
Total	275,374,969	68,399,692	782,277,318	1,126,051,979

				12/31/2024
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	75,360,387	—	92,439,824	167,800,211
Loans and other amounts with credit institutions, net	—	—	30,177,627	30,177,627
Of which:
Loans and other amounts with credit institutions, gross	—	—	30,179,048	30,179,048
Impairment losses (Note 3-b.2)	—	—	(1,421)	(1,421)
Loans and advances to customers, net	4,911,803	—	561,178,111	566,089,914
Of which:
Loans and advances to customers, gross (1)	4,911,803	—	594,776,041	599,687,844
Impairment losses (Note 3-b.2)	—	—	(33,597,930)	(33,597,930)
Debt instruments, net	107,585,055	92,058,907	84,529,222	284,173,184
Of which:
Debt instruments, gross	107,585,055	92,058,907	86,598,778	286,242,740
Impairment losses (Note 3-b.2)	—	—	(2,069,556)	(2,069,556)
Equity instruments	2,968,823	19,633	—	2,988,456
Trading derivatives	40,175,818	—	—	40,175,818
Total	231,001,886	92,078,540	768,324,784	1,091,405,210
(1) On September 30, 2025, the balance recorded in “Loans and advances to customers” referring to operations of the assigned credit portfolio is R$ R$17,587 (12/31/2024 – R$21,024) and R$ 15,887 (12/31/2024 - R$19,740) of “Other financial liabilities - Financial Liabilities Associated with the Transfer of Assets”.
(2) In the 2nd quarter of 2025, a portion of securities in the ALCO portfolio, in the amount equivalent to R$23,190 million, was classified in the category of Financial Assets measured at amortized cost (note 1.c.4), generating a reversal of mark-to-market adjustments on the reclassified securities, positively impacting shareholders' equity by R$514 million, net of tax effects (R$934 million gross) at the time. As of September 30, 2025, the amount of these assets represents R$ 23,834 million.

b)Valuation adjustments arising from loss of recoverable value of financial assets

b.1)Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the period ended September 30, 2025, variations in the carrying value of financial assets and liabilities are recognized in the consolidated income statement and except in the case of financial assets measured at fair value through other comprehensive income, where changes in fair value are temporarily recognized in consolidated Net Equity, in “Other comprehensive income”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value remain in the Bank's consolidated Net Equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of losses in the recoverable value of these instruments, the amounts are no longer recognized in Net Equity under the heading "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Income Statement at the cumulative value on that date.

On September 30, 2025, the Bank analyzed the variations in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as resulting from impairment losses. Consequently, all changes in the fair value of these assets are presented in “Other Comprehensive Income”. Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.
b.2)Financial Assets Measured at Amortized Cost - Loans, other amounts with credit institutions, advances to customers and debt instrument

Changes in provisions for recoverable value losses of assets included in “Financial Assets Measured at Amortized Cost - Loans, Other Amounts with Credit Institutions, Advances to Customers and Debt Instrument” (1) in the periods ended September 30, 2025 and 2024 were the following:

	01/01 to	01/01 to
	09/30/2025	09/30/2024
Balance at beginning of the period	35,668,907	35,152,071
Constitution (Reversal) for losses on financial assets	22,877,971	19,123,805
Write-off of impaired balances against recorded impairment allowance	(19,000,249)	(20,595,984)
Exchange Variation	(25,389)	29,495
Balance at end of the period (Note 3.a)	39,521,240	33,709,387
Provision for contingent liabilities (note 10.a)	518,958	464,080
Total balance of allowance for impairment losses, including provisions for contingent liabilities	40,040,198	34,173,467
Loans written-off recovery	1,141,784	719,903
Discount granted	(2,172,362)	(2,425,824)

(1) Includes Provision for Losses on Financial Guarantee Contracts Provided.

Considering the amounts recognized in “Constitution (Reversal) for losses on financial assets”, “Recoveries of loans written off as losses” and “Discount Granted” total R$ 23,908,549 and R$ 20,829,726 in the periods ended September 30, 2025 and 2024 , respectively.

Considering the plan to update the models for calculating the provision for impairment, to be implemented as of the second half of 2025, a complementary provision (post model adjustment) of R$ 4,328 million (R$ 2,380 million, net of taxes) was recognized in the second quarter, to meet the update of macroeconomic parameters and other relevant parameters of the Bank's models for calculating the provision for impairment, in accordance with IFRS 9, which resulted in higher provisions, reflecting a more complex economic environment expected.

c)Non-recoverable assets
A financial asset is considered unrecoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows at the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that its carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arise from the breach of clauses or terms of loans, and (iv) at the time of bankruptcy proceedings.

Details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the periods ended September 30, 2025 and 2024 are as follows:

	01/01 to	01/01 to
	09/30/2025	09/30/2024
Balance at beginning of the period	42,242,354	39,886,905
Net additions	14,703,437	23,143,508
Write-off of impaired balances against recorded impairment allowance	(11,352,087)	(21,163,948)
Balance at end of the period	45,593,704	41,866,465

d)Provisions for Losses of Financial Guarantee Contracts Provided

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the periods ended September 30, 2025 and 2024.

	01/01 to	01/01 to
	09/30/2025	09/30/2024
Balances at the beginning of the period	440,113	378,145
Constitution (Reversal) of provision for losses on financial guarantee contracts provided	77,234	9,494
Balances at the end of period	517,347	387,639

4.Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.Interests in associates and joint ventures

Joint Control

Banco Santander and its subsidiaries consider investments classified as joint control when they have a shareholders' agreement which defines that strategic, financial and operational decisions require the unanimous consent of all investors.

Significant Influence

Affiliates are entities over which the Bank is able to exercise significant influence (significant influence is the power to participate in the financial and operational policy decisions of the investee) but does not control or have joint control.

a)Composition

			Participation %
	Activity	Country	09/30/2025	12/31/2024
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Jointly Controlled by Santander Corretora de Seguros
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Provision of Services	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	Brazil	66.77%	66.67%
Jointly Controlled Car10 Tecnologia e Informação S.A
Pag10 Fomento Mercantil Ltda	Technology	Brazil	100.00%	100.00%
Jointly Controlled by Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%
Significant Influence of Banco Santander

Núclea S.A.	Other Activities	Brasil	17.53%	17.53%
Pluxee Beneficios Brasil S.A.	Benefits	Brazil	20.00%	20.00%
Santander Auto S.A	Other Activities	Brazil	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN	Other Activities	Brazil	18.98%	18.98%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brazil	18.35%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.66%	16.66%
Webmotors S.A.	Other Activities	Brazil	30.00%	30.00%

	09/30/2025			12/31/2024
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	13,796,598	13,640,756	155,842	14,064,119	13,920,211	212,081
Banco RCI Brasil S.A.	12,591,224	12,420,698	170,526	12,806,942	12,663,035	239,839
Estruturadora Brasileira de Projetos S.A. - EBP	3,834	3,483	351	1,784	1,783	1
Gestora de Inteligência de Crédito	1,201,540	1,216,575	(15,035)	1,255,393	1,255,393	(27,759)
Jointly Controlled by Santander Corretora de Seguros	3,487,839	3,483,984	3,855	3,003,077	3,034,120	(31,043)
Tecnologia Bancária S.A. - TECBAN (1)	3,146,495	3,117,200	29,295	2,752,924	2,755,450	(2,526)
Hyundai Corretora de Seguros	9,148	7,730	1,418	7,152	5,753	1,399
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	278,997	280,343	(1,346)	211,773	211,538	235
Biomas - Serviços Ambientais, Restauração e Carbono S.A. (1)	53,199	78,711	(25,512)	31,228	61,379	(30,151)
Significant Influence of Banco Santander	11,767,883	10,891,676	876,207	11,442,660	10,558,737	883,923
Núclea S.A.	2,253,967	1,846,278	407,689	2,779,787	2,212,634	567,153
Pluxee BenefÍcios Brasil S.A.	8,944,736	8,521,585	423,151	8,240,021	7,974,827	265,194
Santander Auto S.A.	569,180	523,813	45,367	422,852	371,276	51,576
Significant Influence of Santander Corretora de Seguros	762,227	628,683	133,544	634,889	510,446	124,443
Webmotors S.A.	762,227	628,683	133,544	634,889	510,446	124,443
Total	29,814,547	28,645,099	1,169,448	29,144,745	28,023,514	1,189,404
(1) Companies with a one-month time lag for the calculation of equity. To record the equity result, the position of 09/30/2025 was used on 08/31/2025.
(2) Although the stake is less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control."

	Investments		Results
			01/01 to	01/01 to
	09/30/2025	12/31/2024	09/30/2025	09/30/2024
Jointly Controlled by Banco Santander	637,002	644,426	65,458	52,648
Banco RCI Brasil S.A.	587,094	591,951	68,025	55,953
Estruturadora Brasileira de Projetos S.A. - EBP	426	387	39	(7)
Gestora de Inteligência de Crédito	49,482	52,088	(2,606)	(3,298)
Jointly Controlled by Santander Corretora de Seguros	3,016	2,307	709	501
Hyundai Corretora de Seguros	3,016	2,307	709	501
Significant Influence of Banco Santander	2,366,369	2,422,571	201,433	124,832
Núclea S.A.	284,246	306,521	80,925	77,880
Pluxee Benefícios Brasil S.A.	2,021,055	2,059,643	97,825	28,597
Santander Auto S.A.	61,068	56,407	22,683	18,355
Significant Influence of Santander Corretora de Seguros	594,092	570,872	54,732	36,365
Tecnologia Bancária S.A. - TECBAN	250,663	248,951	1,744	5,476
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	47,175	41,027	6,148	(1,213)
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	5,802	2,923	(4,620)	(4,219)
Webmotors S.A.	290,452	277,971	51,460	36,321
Jointly Controlled by Return Capital Gestão de Ativos e Participações S.A.	39,514	-	321	-
Fundo De Investimento Em Direitos Creditórios Multisegmentos Npl Ipanema X Responsabilidade Limitada	39,514	-	321	-
Total	3,639,993	3,640,176	322,653	214,346

The Bank does not have guarantees provided to companies with shared control and significant influence.

The Bank does not have contingent liabilities with a significant risk of possible loss related to investments in companies with shared control and significant influence.

b)Variation

Below are the variations in the balance of this item in the periods ended September 30, 2025 and 2024:

	01/01 to 09/30/2025		01/01 to 09/30/2024
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	975,731	2,664,444	878,944	730,836
Adjustment to market value	(47,072)	(60,732)	40,060	976
Write-off	—	—	187	—
Equity in earnings of subsidiaries	66,488	256,165	71,548	142,798
Dividends proposed / received	(26,374)	(196,157)	(28,272)	(188,101)
Jointly Controlled Capital Increase	—	7,500	5,000	2,025,184
Balance at end of period	968,773	2,671,220	967,467	2,711,693
Total Investments		3,639,993		3,679,160

c)Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures on September 30, 2025 and December 31, 2024.

d)Other information

Details of the principal jointly controlled company:

•Banco RCI Brasil S.A.: Company constituted as a joint stock company with headquarters in Paraná, its main objective is to carry out investment, leasing, credit, financing and investment operations, aiming to sustain the growth of the Renault and Nissan automotive brands in the Brazilian market, with operations aimed at, mainly, financing and leasing to the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, and its operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

6.Permanent assets

The Bank's tangible assets refer to fixed assets for its own use. The Bank does not have tangible assets held as investment property or leased under operating leases. The Bank is also not a party to any financial lease agreement during the periods ending September 30, 2025 and 2024.

a)Composition

Details, by asset category, of tangible assets in the consolidated balance sheets are as follows:

	Land and buildings	Furniture and equipment for use and vehicles	Lease Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance as of December 31, 2024	1,515,947	2,124,656	1,059,363	371,584	844,995	105,355	6,021,900
Addition	348	268,658	344,054	13,138	69,507	61,422	757,127
Write-off	(14,007)	(225,161)	(324,907)	(13,242)	(102,240)	(109)	(679,666)
Depreciation of the period	(49,624)	(379,229)	(228,830)	(61,386)	(113,081)	(7,719)	(839,869)
Transfers	274	49,131	-	27,562	25,981	(107,048)	(4,100)
Balance as of September 30, 2025	1,452,938	1,838,055	849,680	337,656	725,162	51,901	5,255,392

Balance as of December 31, 2023	1,560,218	2,556,247	1,392,926	443,354	1,022,541	110,278	7,085,564
Addition	772	227,839	182,668	20,854	95,709	44,270	572,112
Write-off	(7,055)	(20,427)	(162,500)	(14,326)	(29,466)	(58,380)	(292,154)
Depreciation of the period	(51,546)	(628,701)	(222,644)	(68,160)	(245,228)	(1,528)	(1,217,807)
Transfers	93	35,845	-	7,107	53,645	(55,100)	41,590
Balance as of September 30, 2024	1,502,482	2,170,803	1,190,450	388,829	897,201	39,540	6,189,305
Depreciation expenses were recorded under the heading “Depreciation and amortization” in the income statement.

For better presentation, the categories of the different asset classes have been relocated.

b)Losses due to non-recovery

In the period ended September 30, 2025, there was no impact from losses due to non-recovery (12/31/2024 – R$ 14,720)

c)Commitment to purchase tangible assets

As of September 30, 2025 and December 31, 2024, the Bank has no contractual commitments for the acquisition of tangible assets.

7.Intangible assets - Goodwill

The goodwill constitutes the excess between the acquisition cost and the Bank's share in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it was allocated. Goodwill is recorded at its cost value less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying value of the goodwill related to the entity sold.

The recorded goodwill is subject to the recoverability test (note 1.c.3.1.v) and was allocated according to the operating segment (note 15).

During the period, no indications of impairment of goodwill were identified.

	09/30/2025	12/31/2024
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,566	27,217,566
Em Dia Serviços Especializados em Cobranças Ltda. (New name for Liderança Serviços Especializados em Cobranças LTDA.)	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,770
Olé Consignado (current corporate name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current corporate name of Ipanema Empreendimentos e Participações S.A.)	21,304	21,304
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	35,483	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
Apê11 Tecnologia e Negócios Imobiliários S.A.	-	9,777
FIT Economia de Energia S.A.	3,992	3,992
América Gestão Serviços em Energia S.A	27,287	61,608
Total	27,844,674	27,892,878

		Commercial Bank
		12/31/2024
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)		5 years
Perpetual growth (1)		4.5%
Pre-tax discount rate (2)		20.8%
Discount rate (2)		13.6%

	Em Dia	Toro Corretora
		12/31/2024
Main premises:
Bases for determining recoverable value	Value in use: cash flows
Cash flow projection period (1)	5 years	5 years
Perpetual Growth Rate	3.6%	3.6%
Discount rate	13.6%	15.2%
(1) Cash flow projections are based on Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation rates.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

A quantitative goodwill recoverability test is performed annually.

For the goodwill recognized on the acquisition of Banco Real and Olé, as detailed in the tables above, an analysis is carried out at the end of each year as to whether there is any evidence of impairment. In the period ended September 30, 2025 and fiscal year 2024 there was no evidence of impairment. In the goodwill impairment test, discount rates and growth over perpetuity are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows.

In addition, in the period, impairment losses were recognized for the goodwill of Apê 11 Tecnologia e Negócios Imobiliários S.A of R$ 9,777.

8.Intangible assets - Other intangible assets

The movement of other intangible assets in the periods ended September 30, 2025 and 2024 was as follows:

	Movement of:
	12/31/2024 to 09/30/2025			12/31/2023 to 09/30/2024
	Information Technology Development	Other assets	Total	Information Technology Development	Other assets	Total
Opening Balance	4,828,519	105,400	4,933,919	4,203,147	319,798	4,522,945
Addition	1,301,716	83,803	1,385,519	1,225,542	93,415	1,318,957
Write-off	(36,862)	(28,317)	(65,179)	(120,305)	(100,227)	(220,532)
Transfers	36,458	(19,115)	17,343	(33,739)	18,385	(15,354)
Amortization	(1,060,483)	(76,042)	(1,136,525)	(805,572)	(16,128)	(821,700)
Impairment	-	(18,233)	(18,233)	-	-	-
Final balance	5,069,348	47,496	5,116,844	4,469,073	315,243	4,784,316
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.Financial liabilities

a)Classification by nature and category

The classification, by nature and category for evaluation purposes, of the Bank's financial liabilities other than those included in “Derivatives used as Hedge”, on September 30, 2025 and December 31, 2024:

			09/30/2025
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	146,777,425	146,777,425
Customer deposits	-	602,729,193	602,729,193
Marketable debt securities	3,830,234	148,381,790	152,212,024
Trading derivatives	53,155,343	-	53,155,343
Short positions	49,913,236	-	49,913,236
Debt Instruments Eligible to Compose Capital	-	24,730,670	24,730,670
Other financial liabilities	-	71,417,677	71,417,677
Total	106,898,813	994,036,755	1,100,935,568

			12/31/2024
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	158,565,482	158,565,482
Customer deposits	-	605,068,163	605,068,163
Marketable debt securities	4,045,496	135,632,632	139,678,128
Trading derivatives	39,280,448	-	39,280,448
Short positions	39,396,666	-	39,396,666
Debt Instruments Eligible to Compose Capital	-	23,137,784	23,137,784
Other financial liabilities	-	79,177,179	79,177,179
Total	82,722,610	1,001,581,240	1,084,303,850

b)Composition and details

b.1)Deposits from the Central Bank of Brazil and Deposits from credit institutions

	09/30/2025	12/31/2024
Demand deposits (1)	812,037	858,846
Time deposits (2)	116,253,639	126,587,555
Repurchase agreements	29,711,749	31,119,081
Of which:
Backed operations with Government Securities	29,711,749	31,119,081
Total	146,777,425	158,565,482
(1) Unpaid accounts.
(2) Includes operations with credit institutions resulting from export and import financing lines, onlendings from the country (BNDES and Finame) and abroad, and other credit lines abroad.

b.2)Customer deposits

	09/30/2025	12/31/2024
Demand deposits	129,598,992	98,666,550
Current accounts (1)	76,908,462	41,297,264
Savings accounts	52,690,530	57,369,286
Time deposits	392,964,779	425,286,952
Repurchase agreements	80,165,422	81,114,661
Of which:
Backed operations with Private Securities	10,496,997	13,688,402
Backed operations with Government Securities	69,668,425	67,426,259
Total	602,729,193	605,068,163
(1) Unpaid accounts.

b.3)Bonds and securities

	09/30/2025	12/31/2024
Real Estate Credit Notes - LCI (1)	46,580,665	45,798,532
Eurobonds	16,304,052	19,851,326
Treasury Bills (2)	37,645,284	24,515,804
Agribusiness Credit Notes - LCA	38,295,272	32,447,165
Guaranteed Real Estate Bill - LIG (3)	13,386,751	17,065,301
Total	152,212,024	139,678,128
(1) Real estate credit letters are fixed-income securities backed by real estate credits and guaranteed by a mortgage or fiduciary transfer of real estate. On September 30, 2025, they have a maturity date between 2025 and 2034 (12/31/2024 – with a maturity date between 2025 and 2034).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On September 30, 2025, they have a maturity date between 2025 and 2034 (12/31/2024 - with a maturity date between 2025 and 2034).

(3) Secured Real Estate Bonds are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. On September 30, 2025, they have a maturity date between 2025 and 2045 (12/31/2024 - with a maturity date between 2025 and 2035).

The changes in the balance of "Bonds and securities" in the period ended September 30, 2025 and 2024 were as follows:

	01/01 to	01/01 to
	09/30/2025	09/30/2024
Balance at beginning of the semester	139,678,128	130,383,015
Issues and Payments	3,338,814	(1,600,389)
Interest	9,322,416	2,703,076
Exchange differences and other	(127,334)	181,803
Balance at end of the semester	152,212,024	131,667,505

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (p.a.)	2025	2024
2021	2031	Until 9% + CDI	2,568,735	4,195,534
2022	2035	Until 9% + CDI	1,204,223	1,459,607
2023	2031	Until 9% + CDI	2,039,931	3,102,939
2024 (1)	2033	Until 9% + CDI	3,147,313	11,093,246
2025	2035	Until 9% + CDI	7,343,850	-
Total			16,304,052	19,851,326
(1) Includes SOFR - Secured Overnight Finance Rate.

b.4)Equity Eligible Debt Instruments

The details of the balance of the item "Debt Instruments Eligible for Capital" referring to the issuance of capital instruments to compose level I and level II of reference equity, are as follows:

	Issuance	Maturity	Value in millions	Interest Rate (p.a.)	09/30/2025	12/31/2024
Financial Bills - Tier II (1)	Nov-21	Nov-31	R$5,300	CDI+2%	8,954,159	7,995,673
Financial Bills - Tier II (1)	Dec-21	Dec-31	R$200	CDI+2%	337,607	301,468
Financial Bills - Tier II (1)	Oct-23	Oct-33	R$6,000	CDI+1.6%	7,759,960	6,949,991
Financial Bills - Tier I (2)	Sep-24	No Maturity (Perpetual)	R$7,600	CDI+1.4%	7,678,944	7,890,652
Total					24,730,670	23,137,784
(1) Financial Letters issued from November 2021 to October 2023 have redemption and repurchase options.
(2) Financial Letters issued in September 2024 have redemption and repurchase options, and interest is paid semi-annually, starting on March 5, 2025.

The letters have the following common characteristics:

(a) The bills may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary of the date of issuance of the bills, at the Bank's sole discretion or due to changes in the tax legislation applicable to the bills; or at any time, due to the occurrence of certain regulatory events.

The changes in the balance of "Equity Eligible Debt Instruments" in the periods ended September 30, 2025 and 2024 were as follows:

	01/01 to	01/01 to
	09/30/2025	09/30/2024
Balance at beginning of the period	23,137.784	19,626.967
Emission	-	7,600,200
Interest payment Tier I (1)	858.913	509.664
Interest payment Tier II (1)	1,804.593	1,273.108
Foreign exchange variation	—	598.574
Interest Payment - Level I	(1,070.620)	(116.350)
Balance at end of the period	24,730.670	29,492.163
(1) The interest remuneration referring to the Debt Instrument Eligible for Tier I and II Capital was recorded as a contra entry to the result for the period as "Interest and Similar Expenses ".

10.Provision for judicial and administrative proceedings, commitments and other provisions

a)Composition

The composition of the balance of the item “Provisions” is as follows:

	09/30/2025	12/31/2024
Pension fund obligations and similar requirements (1)	1,319,910	1,364,437
Provisions for judicial and administrative proceedings, commitments and other provisions	11,087,195	9,612,493
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	10,414,405	9,065,853
Of which:
Civil	3,451,743	3,330,621
Labor	3,707,958	2,946,482
Tax and Social Security	3,254,704	2,788,750
Provision for contingent liabilities (Note 3 b.2)	518,958	440,113
Other provisions	153,336	106,031
Total	12,407,105	10,976,930
(1) The amount includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in item b.2.
b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part of legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses arising from legal and administrative proceedings as follows:

b.1)Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as risk of probable loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$ 1,252 million (12/31/2024 - R$1,167 million) Consolidated: In May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice against Banco Santander (Brasil) S.A. The lawsuit concerned the levy of CPMF (Brazilian Monetary Contribution on Financial Transactions) (CPMF) on transactions carried out by Santander DTVM in the management of its clients' funds and on clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001, and 2002. The administrative proceeding ended unfavorably for both companies. On July 3, 2015, the Bank and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to nullify both tax debts. The judgment and ruling in this lawsuit were dismissed, giving rise to the filing of a Special Appeal to the Superior Court of Justice (STJ) and an Extraordinary Appeal to the Supreme Federal Court (STF), which are awaiting judgment. Based on the assessment of legal counsel, a provision was recorded to cover the probable loss in the lawsuit. Cases related to CPMF (Tax on Customer Transactions) have been included in the Comprehensive Transaction Program (PTI), established by the Ministry of Finance. Formal consolidation and approval of the transaction are pending. The amounts established in the transaction have been fully provisioned.

National Social Security Institute (INSS) - R$ 154 million in the Consolidated (12/31/2024 - R$ 142 million in the Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the social security contribution and the education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions - R$ 336 million in the Consolidated (12/31/2024 - R$ 366 million in the Consolidated): Banco Santander and its controlled companies discuss administratively and judicially the requirement, by several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classify as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 10.b.4.

b.2)Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

b.3)Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Superior Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

In May 2025, there was a trial of the Claim of Non-Compliance with Fundamental Precept (ADPF) number 165 recognizing the constitutionality of the Bresser, Verão, Collor I and II plans and guaranteeing savers the receipt of the amounts established in the collective agreement and setting a period of 24 months for new savers to join.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4)Contingent Tax, Social Security, Labor, and Civil Liabilities Classified as Possible Risk of Loss

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 37,589 million in Consolidated (12/31/2024 - R$ 35,834 million in Consolidated), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of September 30, 2025, the amount involved is R$ 2,313 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On September 30, 2025, the value was approximately R$ 9,972 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On September 30, 2025, the value was approximately R$ 3,718 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On September 30, 2025, the value was approximately R$ 7,087 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On September 30, 2025, the value was approximately R$ 1,134 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On September 30, 2025, the value was approximately R$ 2,673 million.

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander filed its respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative proceeding. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). Legal action was also taken for the remaining portion. On September 30, 2025, the amount was approximately R$ 824 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. An unfavorable decision was made in the first instance, an appeal will be filed with the Court. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On September 30, 2025, the amount was approximately R$ 595 million.

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On September 30, 2025, the value was approximately R$ 1,397 million.

Labor claims classified as possible loss totaled R$ 1,187 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Class action filed by AFABESP seeking a change in the adjustment index for social security benefits for retirees and former employees of Banespa, hired before 1975. The action was initially ruled unfavorably to Banco Santander, which appealed this initial decision. On August 23, 2024, a ruling was issued in favor of Banco Santander. Against this new decision, on August 30, 2024, AFABESP filed a Motion for Clarification, which was dismissed on September 24, 2024, resulting in a ruling in favor of the Bank.

Liabilities related to civil actions with possible risk of loss totaled R$ 1,825 million, with the main processes being:

Compensation Action Regarding Custody Services Provided by Banco Santander. The case is in the expert phase and has not yet been sentenced.

11.Stockholders’ equity

a)Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			09/30/2025			12/31/2024
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	133,686	159,476	293,162	138,618	164,502	303,120
Residents Abroad	3,685,009	3,520,360	7,205,369	3,680,077	3,515,334	7,195,411
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(13,735)	(13,735)	(27,470)	(19,452)	(19,452)	(38,904)
Total in Circulation	3,804,960	3,666,101	7,471,061	3,799,243	3,660,384	7,459,627

b)Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on September 30, 2025 and December 31, 2024.

							09/30/2025
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(4)	1,500,000	191.68	210.84	402.52	162.92	179.22	342.14
Interest on Equity (2)(4)	1,500,000	191.39	210.53	401.92	162.68	178.95	341.63
Interest on Equity (3)(4)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Total	5,000,000
(1) Deliberated by the Board of Directors on January 10, 2025, paid on February 12, 2025, without any remuneration as monetary adjustment.
(2) Deliberated by the Board of Directors on April 10, 2025, paid on May 08, 2025, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 10, 2025, paid on August 9, 2025, without any remuneration as monetary adjustment.
(4) They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year ending 31 December 2025.

							12/31/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,500,000	191.84	221.02	412.86	163.06	179.37	342.43
Interest on Equity (2)(5)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Equity (3)(5)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Interest on Equity (4)(5)	1,300,000	166.10	182.71	348.81	141.18	155.30	296.48
Interim Dividends (4)(5)	200,000	25.55	28.11	53.66	25.55	28.11	53.66
Total	6,000,000
(1) Deliberated by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration as monetary adjustment.
(2) Deliberated by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration as monetary adjustment.
(4) Deliberated by the Board of Directors on October 10, 2024, paid on November 8, 2024, without any remuneration as monetary adjustment.
(5) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the financial year 2024.
c)Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d)Treasury Shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2024, to approximately 1% of the Bank's share capital. On September 30, 2025, Banco Santander had 360,321,205 common shares and 388,125,615 preferred shares outstanding.

The purpose of the buyback is to (1) maximize value generation for shareholders through efficient management of the capital structure; and (2) enable the payment of directors, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 6, 2024, ending on August 6, 2025.

			Bank/Consolidated
			In Thousands of Shares
		09/30/2025	12/31/2024
		Quantity	Quantity
		Units	Units
Treasury Shares at the Beginning of the Period		19,451	27,193
Share Acquisitions		-	2,770
Disposals - Share-Based Compensation		(5,716)	(10,511)
Treasury Shares at End of the Period		13,735	19,452
Sub-Total of Treasury Shares in Thousands of Reais	R$	719,776	882,936
Issuance Costs in Thousands of Reais	R$	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	R$	721,547	884,707

Cost/Share Price		Units	Units
Minimum Cost (*)	R$	7.55	7.55
Weighted Average Cost (*)	R$	27.33	27.46
Maximum Cost (*)	R$	49.55	49.55
Share Price	R$	28.22	24.93
(*) Considering since the beginning of operations on the stock exchange.

12.Income Tax

Total income taxes for the six-month period are reconciled with accounting profit as follows:

	01/01 to	01/01 to
	09/30/2025	09/30/2024
Operating Income before Tax	11,689,270	15,072,743
Tax (25% of Income Tax and 20% of Social Contribution)	(5,260,171)	(6,782,734)
PIS and COFINS (net of income tax and social contribution) (1)	(3,589,260)	(2,857,420)
Non - Taxable/Indeductible :
Companies accounted by the equity method	145,194	96,464
Net Indeductible Expenses of Non-Taxable Income (2)	1,420,048	789,629
Adjustments:
IR/CS Constitution on temporary differences	110,730	(38,404)
Interest on equity	2,208,547	2,185,200
CSLL Tax rate differential effect (3)	643,921	633,348
Others Adjustments	1,653,649	1,245,074
Income tax and Social contribution	(2,667,344)	(4,728,843)
Of which:
Current taxes	(6,447,237)	(5,677,116)
Deferred taxes	3,779,893	948,273
Taxes paid in the period	(5,125,816)	(4,226,988)
(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.
(2) Mainly includes the tax effect on revenues from updates of judicial deposits and other revenues and expenses that do not qualify as temporary differences.
(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 15%.

13.Detailing of income accounts

a)Personnel expenses

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Salary	1,766,667	1,697,311	5,464,568	5,287,654
Social security costs	437,859	413,807	1,293,881	1,273,356
Benefits	440,552	442,479	1,325,589	1,305,281
Defined benefit pension plans	1,652	1,730	4,139	4,698
Contributions to defined contribution pension funds	40,132	40,687	195,332	173,864
Share-based payment costs (1)	57,698	141,775	140,856	214,294
Training	14,736	19,112	47,258	50,132
Other personnel expenses	124,634	116,101	360,456	351,354
Total	2,883,930	2,873,002	8,832,079	8,660,633
(1) In 2024, it refers to the provision for the bonus referenced in shares.

b)Other Administrative Expenses

	07/01 to	07/01 to	01/01 to	01/01 to
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Property, fixtures and supplies	186,155	217,392	598,262	661,441
Technology and systems	760,070	673,171	2,131,208	1,893,926
Advertising	88,774	98,202	322,233	340,249
Communications	70,674	92,098	214,560	275,486
Subsistence allowance and travel expenses	57,608	50,278	161,794	145,568
Taxes other than income tax	35,539	42,439	111,434	108,098
Surveillance and cash courier services	91,132	114,918	297,858	359,105
Insurance premiums	7,366	7,293	20,905	19,099
Specialized and technical services	724,627	580,650	1,935,004	1,617,837
Other administrative expenses	292,477	327,066	1,051,551	995,036
Total	2,314,422	2,203,507	6,844,809	6,415,845

14.Employee Benefit Plan
a)Share-Based Compensation
Banco Santander has long-term compensation programs linked to the market price performance of its shares. The members of Banco Santander's Executive Board are eligible for these plans, in addition to participants who have been determined by the Board of Directors, whose selection takes into account seniority in the group. Members of the Board of Directors only participate in these plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to			01/01 to
					09/30/2025			09/30/2024
		01/2021 to 10/2024	2024	R$	-	(1)	R$	750,000	(1)
		01/2023 to 12/2026	2025 and 2026	R$	1,375,000	(4) (5)	R$	750,000	(4) (5)
		01/2024 to 12/2026	2026 and 2028	R$	350,000	(5)	R$	200,000	(5)
Local	Santander Brazil Bank Shares	01/2025 to 12/2028	2026 and 2029	R$	6,000,000	(5)	R$	-	(5)
		01/2022 to 12/2025	2025		8,903	(2)		100,359	(2)
		01/2023 to 12/2026	2026		11,820	(3)		50,087	(3)
		2023		EUR 3,67	-	Global Actions (6)			Global Actions (6)
		2023, with a limit for exercising options until 2030			420,394	Global Stock Options (6)		420,394	Global Stock Options (6)
		02/2024		EUR 2,685	-	Global Actions (7)		117,601	Global Actions (7)
		02/2024, with a limit for exercising options until 02/2029			105,534	Global Stock Options (7)		350,839	Global Stock Options (7)
		2025		EUR 3,104	95,786	Global Actions (7)		95,786	Global Actions (7)
		2025, with a limit for exercising options until 2030			61,304	Global Stock Options (7)		367,827	Global Stock Options (7)
Global	Santander Spain Shares and Options	2026		EUR 3,088	175,476	Global Actions (7)		199,680	Global Actions (7)
		2026, with a limit for exercising options until 2033			472,469	Global Stock Options (7)		537,637	Global Stock Options (7)
		2027		EUR 63,95	8,528	Global Actions (7)		8,528	Global Actions (7)
		2027, with a limit for exercising options until 2032			80,476	Global Stock Options (7)		80,476	Global Stock Options (7)
		2028		EUR 71,42	1,866	Global Actions (7)		2,411	Global Actions (7)
		2028, with a limit for exercising options until 2033			9,007	Global Stock Options (7)		9,888	Global Stock Options (7)
		2029		EUR 54,14	5,340	Global Actions (7)		-	Global Actions (7)
		12/2024, with payment in 2025			-	SANB11 (8)		50,419	SANB11 (8)
		12/2025, with payment in 2026			52,037	SANB11 (9)		70,346	SANB11 (9)
Balance of Plans on September 30, 2025 and 2024				R$	7,725,000	(1) (2)	R$	1,700,000	(1) (2)
					72,760	SANB11 (3) (4) (5) (8) (9)		271,211	SANB11 (3) (4) (5) (8) (9)
					286,996	Global Actions (6) (7)		424,006	Global Actions (6) (7)
					1,149,184	Global Stock Options (6) (7)		1,767,061	Global Stock Options (6) (7)
(1) Long-Term Incentive Plans completed, with the delivery of 25,943 shares in the period, in accordance with the conditions established in the plan contract.
(2) Payment of 91,456 shares throughout 2025, in accordance with the conditions established in the plan contract.
(3) Delivery of 18,004 shares in the period, in accordance with the conditions established in the plan contract, and cancellation of 20,263 shares due to loss of rights.
(4) Delivery of 15,434 shares in the period, in accordance with the conditions established in the plan contract and increase of a new contract.
(5) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 50 trading sessions of the month immediately prior to the month of payment.
(6) Plan completed with 100% achievement. A portion equivalent to 80,412 global shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were canceled. The options may be exercised until the end of the exercise period in 2030, and at that time we had the cancellation of 412,175 options.
(7) Plan target in shares and options on Global shares, to be paid in cash at the end of the vesting period, depending on the achievement of the plan's performance indicators.
(8) Plan finalized with final achievement of 75%. Delivery of 31,844 gross shares in May/2025, according to the criteria established in the plan contract. And write-off of 18,575 shares due to loss of rights.
(9) Cancellation of 18,310 shares due to loss of rights.

Global ILP (Long-Term Incentive) Plans

We currently have six global plans launched in 2019, 2020, 2021, 2022, 2023, and 2024. Eligible executives receive incentives with a target of global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate.

The options expire according to each plan until 02/2033 and the exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 50 trading sessions of the month immediately preceding the payment of the plan.
At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

Impact on the Result
The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to 09/30/2025	01/01 to 09/30/2024
Program	Type of Liquidation
Local	Santander Shares (Brazil)	5,699	4,384
Global	Global Stocks and Options	4,570	4,152

b)Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

Program	Participant	Liquidity Type	01/01 to 09/30/2025	01/01 to 09/30/2024
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	186,548	96,230
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of the CDI and 50% instruments	139,083	117,004

15.Operating segments

According to IFRS 8, an operating segment is a component of an entity:
(a)That operates in activities from which it may obtain income and incur expenses (including income and expenses related to operations with other components of the same entity);
(b)Whose operating results are regularly reviewed by the entity's main person responsible for operational decisions related to the allocation of resources to the segment and the evaluation of its performance; It is
(c)For which distinct financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank
• Global Wholesale Bank

The Bank has two segments, the commercial segment that includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury and equity trading departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian clients and, therefore, does not have geographic segmentation.

The Income Statements and other significant data are as follows:

			07/01 to			07/01 to
			09/30/2025			09/30/2024
(Condensed) Income Statement	Commercial bank	Global Wholesale Bank	Total	Commercial bank	Global Wholesale Bank	Total
NET INCOME WITH INTEREST	13,330,432	771,163	14,101,595	12,869,519	1,125,113	13,994,632
Income from equity instruments	879	18,523	19,402	(504,590)	528,608	24,018
Equity equivalence result	99,641	21,589	121,230	56,066	30,736	86,802
Net revenue from fees and commissions	3,851,484	613,302	4,464,786	4,441,283	17,678	4,458,961
Gains/(losses) on financial assets and liabilities and exchange rate variations (1)	(1,282,774)	1,376,844	94,070	(147,506)	676,487	528,981
Other operating income (expenses)	(65,516)	(27,318)	(92,834)	(149,935)	(44,773)	(194,708)
TOTAL REVENUES	15,934,146	2,774,103	18,708,249	16,564,837	2,333,849	18,898,686
Personnel expenses	(2,611,438)	(272,492)	(2,883,930)	(2,606,901)	(266,101)	(2,873,002)
Other administrative expenses	(2,058,170)	(256,252)	(2,314,422)	(1,955,467)	(248,040)	(2,203,507)
Depreciation and amortization	(611,277)	(40,464)	(651,741)	(657,054)	(31,949)	(689,003)
Provisions (net)	(1,194,528)	(83,008)	(1,277,536)	(1,164,995)	(2,674)	(1,167,669)
Losses on financial assets (net)	(6,344,709)	(175,682)	(6,520,391)	(6,532,030)	13,299	(6,518,731)
Losses on other assets (net)	(77,206)	(41)	(77,247)	(116,203)	-	(116,203)
Other financial gains/(losses)	101,492	-	101,492	53,781	-	53,781
OPERATING RESULT BEFORE TAXATION (1)	3,138,310	1,946,164	5,084,474	3,585,968	1,798,384	5,384,352
Currency Hedge (1)	—	—	—	—	—	—
ADJUSTED OPERATING RESULT BEFORE TAXATION (1)	3,138,310	1,946,164	5,084,474	3,585,968	1,798,384	5,384,352

			01/01 to			01/01 to
			09/30/2025			09/30/2024
(Condensed) Income Statement	Commercial bank	Global Wholesale Bank	Total	Commercial bank	Global Wholesale Bank	Total
NET INCOME WITH INTEREST	40,494,852	3,367,330	43,862,182	37,538,057	3,711,194	41,249,251
Income from equity instruments	5,613	60,177	65,790	4,249	57,983	62,232
Equity equivalence result	269,287	53,366	322,653	175,841	38,505	214,346
Net revenue from fees and commissions	11,256,422	1,614,279	12,870,701	11,095,995	1,611,997	12,707,992
Gains/(losses) on financial assets and liabilities and exchange rate variations (1)	(2,989,992)	3,134,644	144,652	(137,886)	1,313,590	1,175,704
Other operating income (expenses)	(320,729)	(80,764)	(401,493)	(375,365)	(112,658)	(488,023)
TOTAL REVENUES	48,715,453	8,149,032	56,864,485	48,300,891	6,620,611	54,921,502
Personnel expenses	(8,000,704)	(831,375)	(8,832,079)	(7,891,170)	(769,463)	(8,660,633)
Other administrative expenses	(6,073,615)	(771,194)	(6,844,809)	(5,710,632)	(705,213)	(6,415,845)
Depreciation and amortization	(1,859,975)	(116,419)	(1,976,394)	(1,943,550)	(95,957)	(2,039,507)
Provisions (net)	(3,529,899)	(29,518)	(3,559,417)	(3,581,690)	(10,000)	(3,591,690)
Losses on financial assets (net)	(23,483,853)	(424,696)	(23,908,549)	(20,835,253)	5,527	(20,829,726)
Losses on other assets (net)	(255,164)	(45)	(255,209)	(190,683)	-	(190,683)
Other financial gains/(losses)	201,242	-	201,242	1,879,325	-	1,879,325
OPERATING RESULT BEFORE TAXATION (1)	5,713,485	5,975,785	11,689,270	10,027,238	5,045,505	15,072,743
Currency Hedge (1)	—	—	—	—	—	—
ADJUSTED OPERATING RESULT BEFORE TAXATION (1)	5,713,485	5,975,785	11,689,270	10,027,238	5,045,505	15,072,743
(1) Includes, at Banco Comercial, the exchange rate hedge of the dollar investment (a strategy to mitigate the tax and exchange rate variation effects of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” and fully offset in the Taxes line.

	09/30/2025			12/31/2024
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,177,133,233	86,236,991	1,263,370,224	1,143,663,122	95,133,688	1,238,796,810
Loans and advances to customers	472,175,766	74,516,103	546,691,869	484,849,401	81,240,513	566,089,914
Customer deposits	460,709,060	142,020,133	602,729,193	446,780,888	158,287,275	605,068,163

16.Related party transactions

The Bank's related parties include, in addition to its controlled, affiliated and jointly controlled companies, the key personnel of the Bank's Management and entities over which such key personnel may exercise significant influence or control.

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

a)Compensation

For the period from January to December 2025, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$600,000,000 (six hundred million reais), covering fixed, variable and share-based compensation. The proposal was the subject of deliberation at the Annual General Meeting (AGM) held on April 25, 2025

i)Short and long-term benefits

The Bank, like Banco Santander Spain and other subsidiaries within the Santander Group, has long-term remuneration programs linked to the market price performance of its shares, based on the achievement of targets.

The following table shows the Salaries and Fees of the Board of Directors and Executive Board:

	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2025	09/30/2025	09/30/2024	09/30/2024
Fixed Compensation	34,967	106,070	35,923	103,629
Variable Compensation - in cash	17,392	89,686	30,173	86,403
Variable Compensation - in shares	12,464	75,404	28,495	73,055
Others	27,071	83,044	29,494	81,684
Total Short-Term Benefits	91,894	354,204	124,085	344,771
Variable Compensation - in cash	11,688	115,640	25,124	90,857
Variable Compensation - in shares	11,106	103,154	21,066	86,666
Total Long-Term Benefits	22,794	218,794	46,190	177,523
Total	114,688	572,998	170,275	522,294

Additionally, in the period ended September 30, 2025, charges were collected on management remuneration in the amount of R$ 33,549 (09/30/2024 - R$ 33,944).

ii)Agreement termination

The termination of the employment relationship with administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle them to any financial compensation and their benefits may be discontinued.

b)Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the “Corporations Law” and Santander's Policy for Transactions with Related Parties, published on the Investor Relations website, that is, carried out at values, terms and average rates usual in the market, in force on the respective dates, and under commutativity conditions, with the following being considered related parties:

(1) its controllers, natural or legal persons, under the terms of art. 116 of the Corporations Law;
(2) its directors and members of statutory or contractual bodies;
(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, by blood or marriage, up to the second degree;
(4) natural persons with qualified equity interest in its capital;
(5) legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified equity interest;
(6) legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of the equity interest; and
(7) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c) Shareholding

The following table shows the direct shareholding (common and preferred shares) on September 30, 2025 and December 31, 2024:

						Shares in Thousands
						09/30/2025
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.3%
Banco Santander, S.A. (1)	2,696	0.1%	-	0%	2,696	0%
Directors (*)	3,913	0.1%	3,913	0.1%	7,826	0.1%
Others	360,876	9.5%	388,680	10.6%	749,555	10.0%
Total in Circulation	3,804,959	99.6%	3,666,100	99.6%	7,471,059	99.6%
Treasury Shares	13,736	0.4%	13,736	0.4%	27,472	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	360,876	9.5%	388,680	10.6%	749,555	10.0%

						Shares in Thousands
						12/31/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	2,828	0.1%	2,828	0.1%	5,656	0.1%
Others	356,245	9.3%	384,050	10.4%	740,295	9.9%
Total in Circulation	3,799,243	99.5%	3,660,385	99.5%	7,459,628	99.5%
Treasury Shares	19,452	0.5%	19,452	0.5%	38,904	0.5%
Total	3,818,695	100.0%	3,679,837	100.0%	7,498,532	100.0%
"Free Float" (2)	356,245	9.3%	384,050	10.4%	740,295	9.9%
(1)Companies of the Santander Spain Group.
(2)Composed of Employees and Others.
(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)Transactions with related parties

The following table presents the transactions that occurred between the companies in the group:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Assets	11,767,650	18,182,830	27,549,872	28,222,527	120,762	58,891	39,438,284	46,464,248
Derivatives Measured At Fair Value Through Profit Or Loss, Net	2,647,575	(333,181)	-	-	-	-	2,647,575	(333,181)
Debt Instruments	-	-	-	67,071	-	-	-	67,071
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	9,030,052	18,514,514	98,005	385,458	-	-	9,128,057	18,899,972
Loans and other values with customers	-	-	26,924,513	27,571,123	93,695	36,420	27,018,208	27,607,543
Other Assets	90,023	1,497	527,354	198,875	-	-	617,377	200,372
Warranties and Limits	-	-	-	-	27,067	22,471	27,067	22,471
Liabilities	(3,269,701)	(304,650)	(11,355,354)	(10,423,148)	(759,977)	(618,068)	(15,385,032)	(11,345,866)
Deposits from credit institutions	(11,244)	(11,181)	(1,074,805)	(596,956)	-	-	(1,086,049)	(608,137)
Securities	-	-	(184,934)	(519,000)	-	(39,904)	(184,934)	(558,904)
Customer deposits	(3,011,152)	-	(1,757,131)	(1,946,618)	(48,579)	(29,246)	(4,816,862)	(1,975,864)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	(7,483,156)	(7,268,606)	-	-	(7,483,156)	(7,268,606)
Other Liabilities	(247,305)	(293,469)	(855,328)	(91,968)	(711,398)	(548,918)	(1,814,031)	(934,355)

	01/01 to 09/30/2025	01/01 to 09/30/2024	01/01 to 09/30/2025	01/01 to 09/30/2024	01/01 to 09/30/2025	01/01 to 09/30/2024	01/01 to 09/30/2025	01/01 to 09/30/2024
Income	2,607,435	(807,971)	469,482	1,815,134	213,046	(526,974)	3,289,963	480,189
Interest and similar income - Loans and amounts due from credit institutions	178,242	217,215	1,165	210,256	6,284	3,325	185,691	430,796
Warranties and Limits	-	-	-	-	18	18	18	18
Interest expense and similar charges	(56,621)	(540,093)	(207,990)	(89,584)	206,744	(526,992)	(57,867)	(1,156,669)
Fee and commission income (expense)	(672)	(5,122)	1,108,471	2,026,489	-	(3,325)	1,107,799	2,018,042
Gains (losses) on financial assets and liabilities and exchange differences (net)	2,711,403	(263,240)	-	(1,083)	-	-	2,711,403	(264,323)
Other operating income (expenses)	-	-	208,394	256,115	-	-	208,394	256,115
Administrative expenses and amortization	(224,917)	(216,731)	(640,558)	(427,110)	-	-	(865,475)	(643,841)
Result on disposal of assets not classified as non-current assets held for sale	—	—	—	(159,949)	—	—	—	(159,949)
Debt Instruments Eligible for Capital	—	—	—	—	—	—	—	—
Other administrative expenses - Expenses with Donations	—	—	—	—	—	—	—	—
(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2) Companies listed in note 5.
(3) Refers to the registration in clearing accounts of Guarantees and Limits for credit operations with Key Management Personnel.

17.Value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must be in accordance with the following hierarchical levels:

Level 1: determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, including public debt securities, shares, listed derivatives.

Level 2: derived from data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices).

Level 3: are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data).

Financial Assets and Liabilities measured at fair value in profit or loss or through Other Comprehensive Income

Level 1: highly liquid bonds and securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange and other securities traded on the active market.

Level 2: when price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at that level.

Level 3: when there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly.

Derivatives

Level 1: derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: for Derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: derivatives that are not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed of exotic Derivatives.

The following table shows a summary of the fair values of financial assets and liabilities in the period ended September 30, 2025 and December 31, 2024, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				09/30/2025
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	80,945,428	189,099,164	5,330,377	275,374,969
Debt instruments	79,056,836	13,869,097	1,072,440	93,998,373
Equity instruments	1,888,592	769,085	111,830	2,769,507
Derivatives	-	60,142,194	363,677	60,505,871
Loans and advance to customers	-	2,324,710	3,782,430	6,107,140
Balances with The Brazilian Central Bank	-	111,994,078	-	111,994,078
Financial Assets Measured At Fair Value Through Other Comprehensive Income	65,181,857	-	3,217,835	68,399,692
Debt instruments	65,181,837		3,125,532	68,307,369
Equity instruments	20	-	92,303	92,323
Derivatives Used as Hedge Accounting (Asset)	-	77,712	-	77,712

Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	105,599,529	1,299,284	106,898,813
Trading derivatives	-	51,856,059	1,299,284	53,155,343
Short positions	—	49,913,236	—	49,913,236
Debt liabilities	—	3,830,234	—	3,830,234
Derivatives Used as Hedge Accounting (Liability)	—	113,947	—	113,947

				12/31/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	90,905,041	132,973,627	7,123,218	231,001,886
Debt instruments	88,260,075	15,624,289	3,700,691	107,585,055
Equity instruments	2,644,966	296,834	27,023	2,968,823
Derivatives	-	39,468,524	707,294	40,175,818
Loans and advance to customers	-	2,223,593	2,688,210	4,911,803
Balances with The Brazilian Central Bank	-	75,360,387	-	75,360,387
Financial Assets Measured At Fair Value Through Other Comprehensive Income	88,640,516	-	3,438,024	92,078,540
Debt instruments	88,620,903	-	3,438,004	92,058,907
Equity instruments	19,613	-	20	19,633
Derivatives Used as Hedge Accounting (Asset)	-	30,481	-	30,481
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	82,213,242	509,368	82,722,610
Trading derivatives	-	38,771,080	509,368	39,280,448
Short positions	-	39,396,666	-	39,396,666
Other financial liabilities	-	4,045,496	-	4,045,496
Derivatives Used as Hedge Accounting (Liability)	-	129,826	-	129,826

Level 3 Fair Value Movements

The following tables demonstrate the movements that occurred during the periods from September 30, 2025 to 2024 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2024				09/30/2025
Financial assets measured at fair value through profit or loss	7,123,218	(335,033)	(925,224)	(532,584)	5,330,377
Financial assets measured at fair value through other comprehensive income	3,438,024	(1,924,691)	-	1,704,502	3,217,835
Financial liabilities measured at fair value through profit or loss held for trading	509,368	29,468	236,318	524,130	1,299,284

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers in and/or Out of Level 3	Additions/ Low	Fair value
	12/31/2023				09/30/2024
Financial assets measured at fair value through profit or loss	6,568,685	132,925	(4,087,296)	383,730	2,998,044
Financial assets measured at fair value through other comprehensive income	2,610,638	(75,036)	(168,009)	877,210	3,244,803
Financial liabilities measured at fair value through profit or loss held for trading	914,261	(216,925)	(185,475)	(25,063)	486,798

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of the credit risks for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the basic interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities - except financial liabilities for trading and those measured at fair value - are valued at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Below we present a comparison between the carrying amounts of the Bank's financial liabilities at amortized cost measured at an amount other than fair value and their respective fair values on September 30, 2025 and December 31, 2024:

					09/30/2025
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open Market Applications	21,583,905	21,583,905	21,583,905	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	27,415,679	27,415,679	-	10,350,847	17,064,832
Loans and advances to customers	540,584,729	539,083,214	-	-	539,083,214
Financial assets measured at amortized cost - Debt instruments (1)	121,194,577	121,245,857	64,894,307	8,731	56,342,819
Balances with The Brazilian Central Bank	93,082,333	93,082,333	-	93,082,333	-
Total	803,861,223	802,410,988	86,478,212	103,441,911	612,490,865

					12/31/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open Market Applications	37,084,254	37,084,254	37,084,254	-	-
Financial assets at amortized cost:
Loans and amounts due from credit institutions	30,177,627	30,177,627	-	6,757,021	23,420,606
Loans and advances to customers	561,178,111	554,791,402	-	-	554,791,402
Financial assets measured at amortized cost - Debt instruments	84,529,222	84,380,507	34,616,776	-	49,763,731
Balances with The Brazilian Central Bank	92,439,824	92,439,824	-	92,439,824	-
Total	805,409,038	798,873,614	71,701,030	99,196,845	627,975,739
(1) The variation in level 1 results from the acquisition of LTNs in the 2nd quarter of 2025.

ii) Financial liabilities measured at other than fair value
Below we present a comparison between the carrying values of the Bank's financial liabilities measured at a value other than fair value and their respective fair values on September 30, 2025 and December 31, 2024:

					09/30/2025
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	146,777,425	146,777,425	-	24,744,631	122,032,794
Customer deposits	602,729,193	602,385,576	—	117,209,069	485,176,507
Marketable debt securities	148,381,790	150,454,910	—	—	150,454,910
Debt instruments eligible capital	24,730,670	24,730,670	—	—	24,730,670
Other financial liabilities	71,417,677	71,417,677	—	—	71,417,677
Total	994,036,755	995,766,258	—	141,953,700	853,812,558

					12/31/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	158,565,482	158,565,482	-	35,608,595	122,956,887
Customer deposits	605,068,163	605,831,373	—	81,663,106	524,168,267
Marketable debt securities	135,632,632	137,664,088	—	—	137,664,088
Debt instruments eligible capital	23,137,784	23,137,784	—	—	23,137,784
Other financial liabilities	79,177,179	79,177,179	—	—	79,177,179
Total	1,001,581,240	1,004,375,906	—	117,271,701	887,104,205

The methods and assumptions used to estimate fair value are defined below:
Loans and other amounts with credit institutions and customers – The fair value is estimated by groups of similar credit operations. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current credit portfolio is estimated based on contractual rates, and then spreads based on new loans are incorporated into the risk-free yield curve in order to calculate the value fairness of the credit portfolio. In terms of behavioral hypotheses, it is important to highlight that the prepayment rate is applied to the credit portfolio.

Deposits from the Central Bank of Brazil and deposits from credit institutions and customers – The fair value of deposits was calculated by discounting the difference between cash flows under contractual conditions and the rates currently practiced in the market for instruments with similar maturities. The fair value of variable rate term deposits was considered to be close to their book value.

Obligations for bonds and securities – The fair values of these items were estimated by calculating discounted cash flow using interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred arising from credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The evaluation techniques used to estimate each level are defined in Note 1.c.3.1.i.

18.Other disclosures

a)Derivative Financial Instruments

The main risk factors of the Derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving Derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of Derivatives financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded Derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For Derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

	09/30/2025		12/31/2024
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	12,519,578	14,442,384	16,710,659	16,746,167
Option Premiums to Exercise	5,758,891	5,032,025	4,960,933	4,455,074
Forward Contracts and Other	42,305,114	33,794,881	18,534,707	18,209,033
Total	60,583,583	53,269,290	40,206,299	39,410,274

II) Derivative Financial Instruments Registered in Clearing and Equity Accounts

			09/30/2025			12/31/2024

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	1,174,895,892	(9,381,441)	(1,922,806)	858,277,413	(5,247,457)	(35,508)
Asset	582,675,603	9,457,664	12,519,578	421,892,846	11,989,199	16,710,659
Fees	261,438,771	4,301,475	5,107,113	212,769,602	8,288,494	9,155,516
Foreign Currency	319,558,122	5,156,189	7,412,465	207,863,441	3,593,516	7,449,012
Others	1,678,710	-	-	1,259,803	107,189	106,131
Liabilities	592,220,289	(18,839,105)	(14,442,384)	436,384,567	(17,236,656)	(16,746,167)
Fees	409,884,097	(17,377,436)	(12,545,108)	300,101,297	(13,645,096)	(13,848,265)
Foreign Currency	181,277,925	(1,461,258)	(1,722,160)	133,470,413	(3,588,425)	(2,726,684)
Others	1,058,267	(411)	(175,116)	2,812,857	(3,135)	(171,218)

Options	607,178,675	(1,620,777)	726,866	538,580,487	(1,728,092)	505,859
Purchased Position	281,000,169	4,273,842	5,758,891	248,136,848	2,889,580	4,960,933
Call Option - Foreign Currency	19,968,676	2,102,402	2,233,833	17,652,929	1,170,432	2,035,002
Put Option - Foreign Currency	15,665,507	795,385	861,394	10,969,754	449,432	297,814
Call Option - Other	11,553,498	861,408	2,518,683	25,078,274	769,593	2,530,004
Interbank Market	4,835,397	530,534	1,615,618	4,228,408	420,720	1,456,616
Other (2)	6,718,101	330,874	903,065	20,849,866	348,873	1,073,388
Put Option - Other	233,812,488	514,647	144,981	194,435,891	500,123	98,113
Interbank Market	175,938	100,917	58,786	553,161	111,802	80,262
Other (2)	233,636,550	413,730	86,195	193,882,730	388,321	17,851
Sold Position	326,178,507	(5,894,619)	(5,032,025)	290,443,639	(4,617,672)	(4,455,074)
Call Option - US Dollar	13,408,193	(677,497)	(610,073)	10,516,526	(597,168)	(786,706)
Put Option - US Dollar	10,553,922	(662,897)	(726,649)	11,046,513	(555,932)	(275,212)
Call Option - Other	52,475,140	(3,863,359)	(3,031,089)	57,500,051	(2,868,865)	(3,203,477)
Interbank Market	24,240,171	(2,341,261)	(1,836,393)	21,145,788	(2,104,995)	(1,578,796)
Other (2)	28,234,969	(1,522,098)	(1,194,696)	36,354,263	(763,870)	(1,624,681)
Put Option - Other	249,741,252	(690,866)	(664,214)	211,380,549	(595,707)	(189,679)
Interbank Market	1,018,602	(171,658)	(42,734)	1,395,691	(155,776)	(29,908)
Other (2)	248,722,650	(519,208)	(621,480)	209,984,858	(439,931)	(159,771)
Futures Contracts	692,144,788	-	-	785,337,224	-	-
Purchased Position	339,857,440	-	-	396,239,839	-	-
Exchange Coupon (DDI)	141,496,082	-	-	143,814,584	-	-
Interest Rates (DI1 and DIA)	139,400,027	-	-	135,768,788	-	-
Foreign Currency	53,299,938	-	-	106,481,787	-	-
Indexes (3)	3,916,681	-	-	7,717,797	-	-
Treasury Bonds/Notes	1,744,712	-	-	2,456,883	-	-
Sold Position	352,287,348	-	-	389,097,385	-	-
Exchange Coupon (DDI)	141,496,080	-	-	143,814,584	-	-
Interest Rates (DI1 and DIA)	154,353,825	-	-	138,131,331	-	-
Foreign Currency	50,776,050	-	-	96,976,790	-	-
Indexes (3)	3,916,681	-	-	7,717,797	-	-
Treasury Bonds/Notes	1,744,712	-	-	2,456,883	-	-
Forward Contracts and Other	392,664,770	5,313,168	8,510,233	443,722,256	6,675,015	325,674
Purchased Position	198,988,969	8,096,609	42,305,114	226,379,907	13,065,871	18,534,707
Currencies	163,826,359	7,879,760	8,495,536	176,481,430	4,649,383	2,617,536
Other	35,162,610	216,849	33,809,578	49,898,477	8,416,488	15,917,171
Sold Position	193,675,801	(2,783,441)	(33,794,881)	217,342,349	(6,390,856)	(18,209,033)

Currencies	158,154,917	(2,208,318)	(3,746,875)	177,766,056	(5,934,009)	(6,151,264)
Other	35,520,884	(575,123)	(30,048,006)	39,576,293	(456,847)	(12,057,769)
(1) Nominal value of updated contracts.
(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.
(3) Includes Bovespa and S&P indices.

III) Derivatives Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				09/30/2025	12/31/2024			09/30/2025		09/30/2025
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	251,170,292	656,445,586	267,280,014	1,174,895,892	858,277,413	126,670,805	302,307,265	745,917,822	282,121,987	892,773,905
Options	66,929,233	7,628,579	532,620,863	607,178,675	538,580,487	174,266,214	295,432,020	137,480,441	477,892,890	129,285,785
Futures Contracts	8,731,196	1,584,943	681,828,649	692,144,788	785,337,224	292,014,397	167,325,359	232,805,032	688,287,848	3,856,940
Forward Contracts and Other	105,743,073	194,291,178	92,630,519	392,664,770	443,722,256	139,424,613	138,926,016	114,314,141	27,556,492	365,108,278
(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodity exchanges.
(2) Includes values traded on B3.
(3) It consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting results. To eliminate these asymmetries or reduce volatility, the Bank uses Derivative financial instrument contracts (Swap and Futures) that are designated as fair value or cash flow Hedge Accounting structures.

IV.I) Fair Value Hedge
The Bank's fair value hedge strategy aims to protect the fair value of assets and liabilities, resulting from fluctuations in the reference interest rate (CDI, SELIC, SOFR); in currency fluctuations (Exchange Risk) and/or in price index fluctuations (IPCA, etc.). The Bank monitors each hedge structure, evaluating its effectiveness as determined by IAS 39.

						09/30/2025
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	578,905	591,395	551,316	561,868	27,589	29,527
Hegde of Credit Operations	62,403	67,963	53,186	63,738	9,217	4,225
Hegde of Securities	516,502	523,432	498,130	498,130	18,372	25,302
Futures Contracts	55,316,153	53,669,642	54,719,390	53,008,018	596,763	661,624
Hegde of Credit Operations	8,706,068	9,374,424	8,553,716	9,210,095	152,352	164,329
Hegde of Securities	40,936,003	39,663,215	40,817,294	39,544,121	118,709	119,094
Funding Hedge	5,674,082	4,632,003	5,348,380	4,253,802	325,702	378,201

						12/31/2024
Strategies	Book Value		Notional		Adjustment to Fair Value
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	211,637	253,106	200,658	222,625	10,979	30,481
Hegde of Credit Operations	211,637	253,106	200,658	222,625	10,979	30,481
Futures Contracts	38,109,921	43,532,027	38,332,070	43,416,076	(222,149)	160,951
Hegde of Credit Operations	9,962,962	13,349,432	10,017,522	13,238,024	(54,560)	156,408
Hegde of Securities	22,717,743	25,201,977	22,504,539	25,344,183	213,204	(142,206)
Funding Hedge	5,429,216	4,980,618	5,810,009	4,833,869	(380,793)	146,749
(1) Credit values refer to active operations and debit operations to passive operations.

				09/30/2025	12/31/2024
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	-	63,738	498,130	561,868	222,625
Credit Operations Hedge	-	63,738	-	63,738	222,625
Securities Hedge	-	-	498,130	498,130	-
Futures Contracts	4,061,517	21,649,923	27,296,578	53,008,018	43,416,076
Hegde of Securities	2,001,587	6,261,734	946,774	9,210,095	13,238,024
Securities Hedge	2,059,930	14,094,255	23,389,936	39,544,121	25,344,183
Hedge of Funding	-	1,293,934	2,959,868	4,253,802	4,833,869

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the caption “Other Comprehensive Income – cash flow hedges” until the expected transactions occur, when that portion is then recognized in the consolidated statements of income, except that, if the expected transactions result in the recognition of non-financial assets or liabilities, that portion will be included in the cost of the financial asset or liability.

	09/30/2025	12/31/2024
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
CDB	1,925,461	511,175
Total	1,925,461	511,175

						09/30/2025
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	73,406,444	74,715,318	74,125,560	75,395,400	(719,116)	(680,082)
Hegde of Securities	5,851,805	7,135,366	6,245,160	7,515,000	(393,355)	(379,634)
Funding Hedge	67,554,639	67,579,952	67,880,400	67,880,400	(325,761)	(300,448)

						12/31/2024
Strategies	Book Value		Notional		Adjustment to Value Market
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	77,296,634	79,910,035	77,474,456	79,910,035	(177,822)	(5,610)
Hegde of Credit Operations	738,333	1,566,189	730,322	1,566,189	8,011	(73,277)
Hegde of Securities	27,613,484	35,677,670	27,556,993	35,677,670	56,491	(40,187)
Funding Hedge	48,944,817	42,666,176	49,187,141	42,666,176	(242,324)	107,854
(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive side of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a clearing account.
(1) Credit values refer to active operations and debt operations to passive operations.

				09/30/2025	12/31/2024
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Futures Contracts	2,130,000	17,735,000	55,530,400	75,395,400	79,915,645
Hegde of Securities	-	-	-	-	1,639,466
Securities Hedge	-	6,715,000	800,000	7,515,000	35,717,857
Hedge of Funding	2,130,000	11,020,000	54,730,400	67,880,400	42,558,322

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps – TRS

These are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE)

				Notional
		09/30/2025		12/31/2024
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	-	7,032,222	4,421,208	16,153,307
Total	-	7,032,222	4,421,208	16,153,307

During the period, there was no credit event related to taxable events provided for in the contracts.

		09/30/2025		12/31/2024
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	7,032,222	7,032,222	20,574,515	20,574,515
Per Risk Classification: Below Investment Grade	7,032,222	7,032,222	20,574,515	20,574,515
Per Reference Entity: Brazilian Government	7,032,222	7,032,222	20,574,515	20,574,515

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given as a guarantee for operations negotiated on B3 with its own and third-party Derivative financial instruments is made up of federal public bonds.

	09/30/2025	12/31/2024
Financial Treasury Bill - LFT	18,230,432	23,592,560
National Treasury Bill - LTN	15,956,363	6,891,750
National Treasury Notes - NTN	6,298,636	4,775,236
Total	40,485,431	35,259,546

b)Operational Limits

Bacen requires financial institutions to maintain a Reference Equity (PR), Level I PR and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market risk and operational risk installments.
As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% of Minimum Reference Equity, plus 2.50% of Capital Conservation Additive and 1.00% of Systemic Additive. The PR Tier I is 9.50% and the Minimum Principal Capital is 8.00%. In continuity with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021. The absolute value of the negative adjustment recorded in equity, resulting from the application, on January 1, 2025, of the criteria for establishing a provision for expected losses provided for in CMN Resolution No. 4,966, should impact capital in a phased manner, following the instructions and calendar of CMN Resolution No. 5,199.

	09/30/2025	12/31/2024

Level I Reference Assets	92,862.4	85,562.9
Main Capital	85,070.2	77,547.6
Additional Capital	7,792.2	8,015.3
Level II Reference Equity	17,395.8	15,488.4
Reference Heritage (Level I and II)	110,258.2	101,051.2
Credit Risk (1)	617,085.3	603,286.5
Market Risk (2)	32,741.3	43,523.7
Operational Risk	75,106.3	60,643.3
Total RWA (3)	724,932.9	707,453.5
Basel Index Level I	12.81	12.09
Basel Core Capital Index	11.73	10.96
Basel Reference Equity Index	15.21	14.28

(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(2) Exposures to market risk subject to calculation of the capital requirement using a standardized approach and an approach using internal models. The standardized approach includes portions for market risk exposures subject to changes in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the counterparty’s credit quality (RWAcva).
(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

Financial institutions are obliged to maintain the investment of resources in Permanent Assets in accordance with the adjusted Reference Equity level. The resources invested in Permanent Assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c)Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.
Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with the best market practices and the classification criteria for transactions and capital management established by the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including Derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/2020, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio scenarios on September 30, 2025.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(1,314)	(32,551)	(65,101)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(110)	(1,365)	(2,730)
Inflation	Exposures subject to variation in price index coupon rates	(3,392)	(4,371)	(8,742)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(3,650)	(35,472)	(70,943)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(658)	(5,241)	(10,482)
Foreign Currency	Exposures subject to Foreign Exchange	(256)	(6,403)	(12,805)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(3,196)	(26,561)	(53,122)
Shares and Indexes	Exposures subject to Change in Shares Price	(473)	(11,816)	(23,631)
Commodities	Exposures subject to Change in Commodity Price	(143)	(3,587)	(7,174)
Total (1)		(13,192)	(127,367)	(254,730)
(1) Amounts net of tax effects.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(31,059)	(1,270,764)	(2,646,426)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(35,617)	(1,300,970)	(2,445,447)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(42,392)	(739,978)	(1,364,130)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,346)	(121,304)	(223,481)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(2,216)	(25,046)	(50,040)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	179	(324,288)	(718,320)
Foreign Currency	Exposures subject to Foreign Exchange	161	4,021	8,041
Total (1)		(115,290)	(3,778,329)	(7,439,803)
(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

d) Funds managed and administered not recorded on the balance sheet

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as "main" and does not hold shares in these Funds. Based on the contractual relationship that governs the management of such funds, the third parties who hold the shareholding are those who are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. Furthermore, the Bank, as manager of the funds, acts in the analysis of remuneration regimes, which are proportional to the service provided and, therefore, acts as "main".

The funds managed by the Santander Conglomerate not recorded on the balance sheet are as follows:

	09/30/2025	12/31/2024
Funds under management	-	134,133
Managed funds	227,373,652	242,717,969
Total	227,373,652	242,852,102

e) Securities held by third parties in custody

As of September 30, 2025, and December 31, 2024, the Bank held in custody debt securities and securities of third parties totaling R$121,835,196 and R$51,196,827, respectively.

19.Subsequent Events

a)Distribution of Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on October 10, 2025, approved the proposal of the Company's Executive Board, ad referendum of the Annual General Meeting, for the distribution of Interest on Equity in the amount of R$2,000,000,000.00 (two billion reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's books at the end of October 21, 2025 (inclusive). Therefore, as of October 22, 2025 (inclusive), the Bank's shares will be traded "Ex-Interest on Equity." The amount of Interest on Equity will be paid from November 7, 2025. The Interest on Equity was fully allocated to the minimum mandatory dividends distributed by the Bank, referring to the fiscal year 2025, without any remuneration as monetary adjustment.

APPENDIX I – Consolidated Condensed Statement of Value Added

	01/01 to 09/30/2025		01/01 to 09/30/2024
Interest and similar income	119,901,576		100,569,450
Fee and commission income (net)	12,870,701		12,707,992
Impairment losses on financial assets (net)	(23,908,549)		(20,829,726)
Other income and expense	230,667		(14,179)
Interest expense and similar charges	(76,039,394)		(59,320,199)
Third-party input	(6,823,610)		(6,331,036)
Materials, energy and other	(598,262)		(661,441)
Third-party services	(4,900,863)		(4,486,603)
Impairment of assets	(255,209)		(190,683)
Other	(1,069,276)		(992,309)
Gross added value	26,231,391		26,782,302
Retention
Depreciation and amortization	(1,976,394)		(2,039,507)
Added value produced	24,254,997		24,742,795
Investments in affiliates and subsidiaries	322,653		214,346
Added value to distribute	24,577,650		24,957,141
Added value distribution
Employee	7,786,518	31.7%	7,691,730	30.8%
Compensation	5,605,424		5,501,948
Benefits	1,525,060		1,483,843
FGTS	426,549		419,403
Other	229,485		286,536
Taxes, fees and contributions	7,604,232	30.9%	6,754,117	27.1%
Federal	7,597,396		6,748,773
Municipal	6,836		5,344
Compensation of third-party capital - rental	164,974	0.7%	167,394	0.7%
Remuneration of interest on capital	9,021,926	36.7%	10,343,900	41.4%
Dividends and interest on capital	5,000,000		4,500,000
Profit Reinvestment	3,865,071		5,806,727
Profit (loss) attributable to non-controlling interests	156,855		37,173
Total	24,577,650	100.0%	24,957,141	100.0%

Management Report

To the Shareholders

We present the Performance Commentary to the Consolidated Condensed Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended September 30, 2025, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the IFRS Interpretations Committee (current name of the International Financial Reporting Interpretations Committee (IFRIC).

1. Economic Situation

The economic performance highlighted the following themes:

In the international environment

❖ A slowdown in the labor market anticipates a cycle of cuts by the Federal Reserve.
After cutting interest rates by 100 basis points in 2024, the Fed kept them unchanged until September 2025. There was uncertainty regarding the resumption of rate cuts, mainly due to the potential scenario of more pressured inflation due to the imposition of trade tariffs.
However, inflation is accelerating less than expected, resulting in a more intense than anticipated slowdown in the labor market, with significant revisions to the historical series.
As a result, the US economy has been generating around 30,000 jobs per month, compared to 150,000 observed by mid-2025.. Faced with this sharp slowdown, the Fed cut interest rates again in its September decision, reducing the rate by 25 basis points and signaling two more cuts for 2025, with one member voting for a 50 basis point cut. Prospectively, there is an expectation of two more interspersed cuts, one in December 2025 and another in March 2026, higher than the market average.

❖ Even higher rates
Since the beginning of the new US presidential term, tariffs on nearly all trading partners have been increasing.
Since then, despite expectations that negotiations on bilateral agreements would reduce them, once the initial deadline for negotiations had passed, tariff increases resumed, with Brazil as one of the main targets, with its tariff base increased to 50%, but with exemptions for different products.

❖ Conflict between Russia and Ukraine remains unresolved
Tensions between Russia and Ukraine remained intense and multifaceted. There were increased Russian offensives using drones and missiles, including massive strikes on Kyiv and other Ukrainian regions, and Russia advanced into Ukrainian territory. Diplomatically, high-level meetings took place, but without concrete progress toward a ceasefire or lasting agreements. In response to the military stalemate, there were threats of further hybrid escalations—sanctions, secondary tariffs, and economic pressure—if Russia continued its attacks. Even with external support for Ukraine (weapons, anti-aircraft systems, cooperation with allies), no decisive victory emerged for either side during this period.

In the domestic environment

❖ Economic growth confirmed a slowdown in 2Q25, with a loss of momentum in less cyclical sectors and signs of caution in demand.
GDP grew 0.4% in 2Q25, after a 1.3% increase in the previous quarter, reflecting a slowdown in less cyclical sectors such as agriculture and construction, while the extractive industry and financial services maintained some dynamism. From a demand perspective, there was a slowdown in household consumption (+0.5%), a decline in investment (-2.2%), and in imports (-2.9%). Consumption showed a loss of momentum, especially in goods, despite resilient disposable income. Business confidence indices have declined, as has consumer confidence. The most recent data indicate continued moderation in 3Q25. Banco Santander maintained its 2025 growth projection at 2.0% and estimates growth of 1.5% for 2026, with expectations of a gradual slowdown in activity over time, in the wake of restrictive monetary policy and reduced external stimulus.

❖ Copom maintained the Selic rate at 15.00%, reiterating the need for a contractionary monetary policy for a “very prolonged” period.
The Monetary Policy Committee (Copom) acknowledged initial progress in the disinflationary process, with activity moderating, current inflation cooling, and a slight decline in expectations. Even so, it reinforced that the scenario requires a "significantly contractionary policy for a very prolonged period," reducing the likelihood of cuts in 2025. Indeed, the BCB's maintenance of inflation projections above the target until early 2028 reinforces the bias toward postponing the start of the Selic rate reduction cycle. Banco Santander forecasts the Selic rate to remain stable at the current 15.00% until the end of 2025 and the beginning of easing in 1Q26, with cuts of 200 basis points over the next year.

❖ A new appreciation of the Real has brought relief to current inflation; combined with the Central Bank's austere stance, it has reduced inflation expectations going forward.
Consumer inflation has moderated, with a slowdown in food and industrial goods prices and a slight relief in more inertial core inflation. The IPCA (National Consumer Price Index) accumulated a 5.13% increase in the twelve months through August, compared to 5.32% in the previous quarter. The appreciation of the real, combined with the decline in commodities in reais, helped contain the index's rise. Service prices, however, remain under pressure, reflecting a still-suppressed labor market. Despite recurring downward revisions to the consensus, projections for the IPCA at the end of 2025 remain above the Central Bank's tolerance range and unanchored over longer horizons. Banco Santander projects an IPCA of 4.7% in 2025 and 4.2% in 2026.

2. Consolidated Performance

In the first nine months of 2025, we continued to focus on executing our strategy to be the most present bank in our customers' lives — in an intelligent, sustainable, and personalized way — and to build a more diversified, solid operation capable of generating consistent results.
Driven by disciplined capital management focused on strategic businesses and profitability, as well as strengthening the primary relationship with our customers, the expanded loan portfolio advanced by 3.8% compared to September 2024. The consumer finance and small and medium enterprises portfolios stood out, growing by 12.6% and 12.4%, respectively. In the individual segment, the credit card portfolio showed growth of 14.5%, reinforcing the success of our strategy to increase transactional activity and strengthen customer relationships with the bank.

Our funding volume rose by 2.8% over the year, with a significant improvement in the mix, where individual clients now account for 47% of the total, versus 44% in the same period of 2024, maintaining very robust liquidity levels during the period.

As a result, client net interest income showed an evolution of 10.6%, while market net interest income was adversely impacted by its negative sensitivity to interest rates. Fees grew by 3.2% in the first nine months of the year, with notable performances from cards at 13.6%, followed by insurance at 6.7%. It is important to note that the implementation of CMN Resolution No. 4,966/21 had a negative impact on revenues associated with loan operations when assessed on an annual basis.

The implementation of the CMN Resolution No. 4,966/21 and the rise in non-performing loans observed in the market demanded a greater level of provisioning during the period. Consequently, allowance for loan losses grew by 11.0% in the first nine months of 2025 compared to the same period last year.

Regarding expenses, investments in technology contributed to the advancement of efficiency, which reached 37.2%, representing a decline of 2.1 p.p. from the same period in 2024. Expenses rose by 1.8%, at a pace slower than inflation, reflecting disciplined and efficient cost management.

Managerial net profit achieved growth of 15.1% in the period, totaling R$ 11.5 billion, leading to a ROAE of 17.1%, an increase of 1.5 p.p. relative to the same period in 2024.

(R$ milion)	3Q25	2Q25	3Q25 x	9M25	9M24	9M25 x
			2Q25			9M24
Net Interest Income	15,208	15,396	(1.2)%	46,526	44,768	3.9%
Fees	5,552	5,204	6.7%	15,893	15,402	3.2%
Total Revenues	20,760	20,600	0.8%	62,419	60,170	3.7%
Allowance for Loan Losses	(6,524)	(6,862)	(4.9)%	(19,776)	(17,823)	11.0%
General Expenses	(6,423)	(6,412)	0.2%	(19,409)	(19,068)	1.8%
Others	(3,524)	(3,125)	12.8%	(9,996)	(11,500)	(13.1)%
Managerial Profit Before Taxes	4,289	4,201	2.1%	13,238	11,779	12.4%
Taxes and Minority Interest	(280)	(542)	(48.3)%	(1,709)	(1,761)	(3.0)%
Managerial Net Profit	4,009	3,659	9.6%	11,529	10,018	15.1%

Accounting Net Profit	3,944	3,593	9.7%	11,316	9,731	16.3%
(1) The table above considers management reclassifications in relation to the Income Statement of the BRGAAP book.

3. Rating Strategy and Agencies

For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

4. Corporate Governance

The Governance structure of Banco Santander Brasil is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

5. Internal Audit

Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision. It has a permanent role that is independent of any other function or unit. Its mission is to provide the Board of Directors and senior management with independent assurance of the quality and effectiveness of internal control processes and systems, risk management (current or emerging) and governance, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).
In order to fulfill its functions and cover risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally. Among these, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2025.

6. People

Banco Santander continues to strengthen its organizational culture, which seeks to help people and businesses prosper. Autonomy, protagonism and innovation are gaining ground, accelerating digital transformation and improving personalized offerings for the most diverse segments of society.

There are 51,747 employees, considering the entire Group, committed to the ambition of generating unique and personalized customer experiences, so that we are the main bank for each of our customers.

To this end, the bank continually invests in creating an environment where leadership is a reference for the organization's values, an inclusive culture ensures that each employee feels recognized and engaged in building their career, health and well-being are central, and continuous learning is at the service of constantly improving the customer journey and the development of each employee. Growth opportunities are democratized and within everyone's reach.

7. Sustainability

Our history in sustainability began more than 20 years ago. Throughout this period, we have experienced an intense journey of evolution, in which we have improved our programs, businesses and governance focused on the topic.

In this trajectory, the highlights include the assessment and mitigation of social, environmental and climate risks for granting credit to projects and companies; the generation of businesses that support the transition of clients to a low-carbon economy; and the construction of a more inclusive society, through actions in education and employability, financial inclusion and entrepreneurship, and social inclusion. Many of these initiatives are accompanied by global goals in the areas where we have the greatest potential impact, such as net zero, financial inclusion and inclusive culture.

To ensure good governance of this process, we have robust policies and controls, supported by senior leadership.

At the end of 3Q25, we highlight the following results:

Sustainable business

•We enabled R$36.5 billion in sustainable businesses and achieved a R$ 44.9 billion portfolio through green bond issuances, clean energy financing, and dedicated product options. We maintained our market leadership in CBIOS (carbon credits) with a 43% market share.

Of the total sustainable businesses, we highlight the following operations and initiatives:

•Prospera achieved accumulated revenue of R$3.9 billion in Q3 2025, a 7% YoY increase. The total portfolio grew 4% YoY, reaching R$3.35 billion, with a total customer base of 1.15 million. In July, Prospera intensified its value offering to microfinance clients, launching exclusive acquiring (Getnet) and life insurance plans.

•Through PRONAMPE, a Federal Government Program, we have achieved a portfolio of R$ 5.5 billion supporting micro and small businesses to boost their business;

•Also noteworthy is Santander Brasil's result in the Eco Invest II auction, the Brazilian Government's program for Mobilizing Foreign Private Capital and Currency Protection, created to facilitate the attraction of foreign private investment for the country's ecological transformation.

Social impact

Aiming to generate social impact and leave a positive legacy in the regions where the Bank operates, Santander launched Social Integrado, a set of social and cultural impact initiatives in 30 cities in the states of Maranhão and Pernambuco. The initiatives include:

•Training of municipal councils through the Amigo de Valor and Parceiro do Idoso programs, aimed at guaranteeing the rights of children, adolescents and elderly people in socially vulnerable situations;
•Entrepreneurial training, with training in financial education and entrepreneurship;
•Musical experiences for teachers and students in the public school system; and
•Immersive OCEANVS exhibition, in which a truck will travel through the municipalities of the program, bringing art and culture in a fun and accessible way.

Education

Santander Open Academy: Our non-financial offering through the education platform benefited more than 100,000 users, and invested R$17.4 million in the community. This quarter's highlight was the Code Girls program, in partnership with AWS and DIO, which awarded 8,000 scholarships to women, 45% of which went to Black women. Top Spain benefited 80 university students participating in an exchange program at the University of Salamanca, 76% of whom were women and 43% Black or mixed race.

8. Independent Audit

The operating policy of Banco Santander, including its controlled companies, in contracting services unrelated to audit of the Financial Statements by its independent auditors, is based on Brazilian standards and international audit standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor does not must audit his own work, (ii) the auditor must not perform managerial functions at his client, (iii) the auditor must not promote the interests of its client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with Securities and Exchange Commission Instruction 162/2022, Banco Santander informs that in the period ended September 30, 2025, no services were provided by PricewaterhouseCoopers unrelated to the independent audit of the Financial Statements of Banco Santander and relevant subsidiaries, which generate a conflict of interest, loss of independence or impact the objectivity of its independent auditors. PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include the assessment of the work provided, covering any service other than the independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence.

9. Acknowledgement

We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on October 28, 2025).

Composition of Management Bodies as of September 30, 2025

Administrative Board

Deborah Stern Vieitas – President (independent)
Javier Maldonado Trinchant – Vice-president
Cristiana Almeida Pipponzi – Counselor (independent)
Cristiana San Jose Brosa - Counselor
Deborah Patricia Wright - Counselor (independent)
Ede Ilson Viani - Counselor
José de Paiva Ferreira - Counselor (independent)
Mario Roberto Opice Leão - Counselor
Nitin Prabhu - Counselor
Pedro Augusto de Melo Counselor (independent)
Vanessa de Souza Lobato Barbosa - Counselor

Audit Committee

Andrea Maria Ramos Leonel – Member
Luiz Carlos Nannini - Qualified Technical Member
Pedro Augusto de Melo – Coordinator
René Luiz Grande – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator
José Mauricio Pereira Coelho - Member
Jaime Leôncio Singer – Member
Cristina San Jose Brosa - Member
Deborah Stern Vieitas – Member

Sustainability Committee

Cristiana Almeida Pipponzi – Coordinator
Vivianne Naigeborin - Member
Tasso Rezende de Azevedo – Member
Deborah Stern Vieitas – Member

Nominating and Governance Committee

Deborah Stern Vieitas – Coordinator
Deborah Patricia Wright – Member
Cristiana Almeida Pipponzi - Member
Javier Maldonado Trinchant – Member

Compensation Committee

Deborah Patricia Wright – Coordinator
Deborah Stern Vieitas - Member
Luiz Fernando Sanzogo Giorgi – Member
Vanessa de Souza Lobato Barbosa - Member

Innovation and Technology Committee
Nitin Prabhi - Coordinator
Debora Stern Vieitas - Member
Ede Ilson Viani - Member
Eduardo Alvarez Garrido - Member
Gilberto Duarte de Abreu Filho - Member
Guilherme Horn - Member
Mario Roberto Opice Leão - Member

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Carlos Díaz Álvarez
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Mendes Cabral

Marcelo Aleixo
Marcos Jose Maia da Silva
Mariana Cahen Margulies
Marilize Ferrazza
Michele Soares Ishii
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Accountant

Anna Paula Dorce Armonia – CRC Nº 1SP – 198352/9

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first period ended September 30, 2025, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on September 30, 2025:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Carlos Díaz Álvarez
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Mendes Cabral

Marcelo Aleixo
Marcos Jose Maia da Silva
Mariana Cahen Margulies
Marilize Ferrazza
Michele Soares Ishii
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Directors' Statement on the Independent Auditors' Report

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first period ended September 30, 2025, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on September 30, 2025:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
André Juaçaba de Almeida
Carlos Díaz Álvarez
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Renato Ejnisman

Directors without Specific Designation

Alessandro Chagas Farias
Alexandre Guimarães Soares
Alexandre Teixeira de Araujo
Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudenice Lopes Duarte
Claudia Chaves Sampaio
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Leonardo Mendes Cabral

Marcelo Aleixo
Marcos Jose Maia da Silva
Mariana Cahen Margulies
Marilize Ferrazza
Michele Soares Ishii
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rudolf Gschliffner
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 31, 2025

Banco Santander (Brasil) S.A.
By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer